

15

Years Since IPO

2022
Annual Report

Franco ★ Nevada

The GOLD Investment that WORKS



News Release

Toronto, March 15, 2023
(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports 2022 Results

Diversified Portfolio Outperformed

"Franco-Nevada is reporting strong fourth quarter and annual results for 2022. Our Diversified assets outperformed due to elevated energy prices in the year, stated Paul Brink, CEO. We are pleased that First Quantum and the Government of Panama have agreed on terms for a refreshed concession contract and look forward to Cobre Panama achieving its expanded throughput capacity later this year. Precious metal GEOs and Diversified production in 2023 are expected to be consistent with 2022. We are however guiding to lower total GEOs for the year as current energy prices are below 2022 levels. The organic growth in our 5 year outlook comes from both mine expansions and new mines. Franco-Nevada is debt-free, is growing its cash balances and has an active pipeline of growth opportunities."

	Q4 results	Q4 2022 vs Q4 2021	Annual results	2022 vs 2021
Total GEOs[1] sold (including Energy)	**183,886 GEOs**	+1%	**729,960 GEOs**	+0.2%
Precious Metal GEOs[1] sold	**129,642 GEOs**	-7%	**510,385 GEOs**	-9%
Revenue	**$320.4 million**	-2%	**$1,315.7 million**	+1%
Net income	**$165.0 million ($0.86/share)**	-25%	**$700.6 million ($3.66/share)**	+5%
Adjusted Net Income[2]	**$164.9 million ($0.86/share)**	+1%	**$697.6 million ($3.64/share)**	+4%
Adjusted EBITDA[2]	**$262.4 million ($1.37/share)**	-3%	**$1,106.9 million ($5.78/share)**	+1%
Adjusted EBITDA Margin[2]	**81.9%**	-0.5%	**84.1%**	+0.1%

Strong Financial Position

• Earned record GEOs, revenue, Adjusted Net Income, Adjusted EBITDA and operating cash flow in 2022

• No debt and $2.2 billion in available capital as at December 31, 2022

• Generated close to $1 billion in operating cash flow in 2022

• Quarterly dividend increased 6.25% to $0.34/share effective Q1 2023

Sector-Leading ESG

• Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG

• Named on the Corporate Knights' 2022 list of the Best 50 Corporate Citizens in Canada

• Committed to the World Gold Council's "Responsible Gold Mining Principles"

• Partnering with our operators on community and ESG initiatives

• Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

• Most diverse royalty and streaming portfolio by asset, operator and country

• Core assets outperforming since time of acquisition

• Long-life reserves and resources

Growth and Optionality

• Acquisitions, mine expansions and new mines driving future growth

• Long-term optionality in gold, copper and nickel and to some of the world's great mineral endowments

• Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity	Q4 2022		Q4 2021	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold	102,583	$ 178.2	109,637	$ 196.5
Silver	18,493	32.7	21,479	38.6
PGM	8,566	15.5	7,683	14.0
	129,642	$ 226.4	138,799	$ 249.1
Diversified				
Iron ore	6,230	$ 10.8	8,600	$ 15.5
Other mining assets	301	0.5	656	1.1
Oil	19,619	34.2	16,148	28.9
Gas	24,630	42.5	14,569	26.3
NGL	3,464	6.0	3,771	6.8
	54,244	$ 94.0	43,744	$ 78.6
	183,886	$ 320.4	182,543	$ 327.7

Annual revenue and GEOs sold by commodity	2022		2021	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold	401,756	$ 723.1	420,535	$ 750.6
Silver	77,232	139.9	97,234	172.7
PGM	31,397	56.7	40,628	72.4
	510,385	$ 919.7	558,397	$ 995.7
Diversified				
Iron ore	30,803	$ 55.5	49,748	$ 89.6
Other mining assets	3,760	6.9	2,836	5.2
Oil	86,068	156.0	60,447	108.1
Gas	84,227	150.9	44,685	79.8
NGL	14,717	26.7	12,124	21.6
	219,575	$ 396.0	169,840	$ 304.3
	729,960	$ 1,315.7	728,237	$ 1,300.0

In Q4 2022, we earned $320.4 million in revenue, down 2.2% from Q4 2021. The decrease was driven by lower contributions from our Precious Metal and Iron Ore assets, largely offset by our Energy assets due to higher realized oil and gas prices. Precious Metal revenue accounted for 70.7% of our revenue (55.6% gold, 10.2% silver, 4.9% PGM). Revenue was sourced 90.5% from the Americas (26.8% South America, 22.8% Central America & Mexico, 27.0% U.S. and 13.9% Canada).

2023 Guidance

Please see our MD&A for the year ended December 31, 2022 for more details on our guidance and see "Forward-Looking Statements" below.

For 2023, we expect GEO sales from our Precious Metal assets to range between 490,000 and 530,000 GEOs, consistent with 2022, but anticipate total GEOs sales to be between 640,000 and 700,000 GEOs, a reduction from 2022 primarily based on lower assumed oil and gas prices. With respect to Cobre Panama, based on First Quantum's most recent 2023 guidance of between 350,000 and 380,000 tonnes of copper, our attributable GEO production would be between 131,000 and 142,000 GEOs. Following the restriction of concentrate shipments in February, we have made a larger allowance for the impact of shipment timing for the year. We have estimated GEOs delivered and sold from Cobre Panama to be between 115,000 and 135,000 GEOs. We expect higher production from Antapaccay, MWS and Musselwhite, and initial contributions from new mines including Magino, Séguéla and Salares Norte, partly offset by anticipated decreases in GEO sales from Antamina, Hemlo and Candelaria. For our Diversified assets, we are guiding to lower GEOs, reflecting lower assumed oil and gas prices, partly offset by higher GEO contributions from our Iron Ore and Other Mining assets.

We estimate depletion expense to be between $275 and $305 million. Our remaining capital commitment to the Royalty Acquisition Venture with Continental is $79.4 million. In addition, we expect to commence funding of our $250 million stream on the Tocantinzinho project at the end of Q1 2023.

5-Year Outlook

We expect our portfolio to produce between 760,000 and 820,000 GEOs in 2027, of which 565,000 to 605,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the expansion of the mill throughput capacity to 100 million tonnes per year at Cobre Panama, increased attributable production from Vale's Northern and Southeastern systems, production growth from the continued development of our U.S. Energy assets, and assumes the commencement of production at Stibnite, Copper World and Eskay Creek. In our 5-year outlook, we also anticipate that our attributable portion of gold and silver production from Candelaria will step down from 68% to 40%, and that our stream at MWS will have reached its cap in 2024.

For both our 2023 guidance and 5-year outlook, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs, we assumed the following prices: $1,800/oz Au, $21/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas. In addition, we do not assume any other acquisitions and do not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $79.4 million. The 2023 guidance and 5-year outlook are based on public forecasts and other disclosure by the third-party owners and operators of our assets and our assessment thereof.

Environmental, Social and Governance (ESG) Updates

During the quarter, we partnered with Glencore at Antapaccay to help fund the Alto Huarco community potable water project in Espinar, Peru and also fulfilled our charitable commitment under our BlackNorth pledge. We continue to rank highly with leading ESG rating agencies. We were awarded a Sustainalytics Global 50 Top Rated rating, given to the top 50 companies in the Sustainalytics ratings universe, and received our 2022 CDP score of "B-".

Portfolio Additions

- **Acquisition of Gold Royalties – Australia**
  Subsequent to year-end, on February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc, which includes a 1.5% NSR on Ramelius Resources' Rebecca gold project located in Western Australia, for total consideration of $15.6 million.

- **Acquisition of Additional Royalty on Eskay Creek**
  On December 30, 2022, we acquired an additional 0.5% NSR on Skeena's Eskay Creek gold-silver project for total consideration of $21.0 million (C$28.5 million). We now hold a 1.5% NSR over Eskay Creek covering the majority of the project's land package, including the known Mineral Resource.

- **Financing Package with Argonaut Gold on the Magino Gold Project**
  As previously announced, on October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.'s ("Argonaut") construction-stage Magino gold project for a purchase price of $52.5 million. We also completed a private placement with Argonaut of $10.0 million (C$13.6 million).

Cobre Panama Update

As previously announced on February 23, 2023, ore processing operations at Cobre Panama were suspended while negotiations between First Quantum and the Government of Panama on a refreshed concession contract were ongoing. On March 8, 2023, First Quantum and the Government of Panama agreed and finalized the draft of a concession contract for Cobre Panama. The proposed concession contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the Panama Maritime Authority and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

Q4 2022 Portfolio Updates

Precious Metal Assets

GEOs sold from our Precious Metal assets were 129,642, compared to 138,799 GEOs in Q4 2021. Higher contributions from Hemlo, Tasiast and Subika (Ahafo) were more than offset by lower deliveries from Antapaccay, Cobre Panama and Guadalupe-Palmarejo.

South America

- **Candelaria** *(gold and silver stream)*
  GEOs delivered and sold in Q4 2022 were relatively consistent with those sold in Q4 2021. For 2023, we forecast GEO sales of between 60,000 and 70,000 GEOs, a decrease compared to 69,854 GEOs sold in 2022 due to sequencing of the open pit.

- **Antapaccay** *(gold and silver stream)*
  GEOs delivered and sold were lower in Q4 2022 compared to Q4 2021 due to anticipated lower grades in 2022 based on sequencing of the mine. For 2023, we anticipate GEOs sold to increase from 53,023 GEOs in 2022 to between 57,500 and 67,500 GEOs reflecting higher expected production based on the mining sequence.

- **Antamina** *(22.5% silver stream)*
  GEOs delivered and sold were lower in Q4 2022 compared to Q4 2021, partly due to a less favourable silver to gold conversion ratio. For 2023, we anticipate between 2.4 to 2.8 million silver ounces, compared to 3.1 million silver ounces sold in 2022, due to silver grades which are forecasted to be lower than average in 2023.

- **Salares Norte** *(1-2% royalties)*
  Gold Fields reported total project completion of 87% for the construction of Salares Norte at the end of December 2022. With the commencement of commercial production at Salares Norte now expected in Q4 2023, we do not anticipate meaningful royalty payments until 2024.

- **Tocantinzinho** *(gold stream)*
  G Mining Ventures reported that, as of December 31, 2022, the project continues to be on track and on budget for commercial production to start in H2 2024.

- **Cascabel** *(1% royalty)*
  In February 2023, SolGold and Cornerstone Capital Resources completed the previously announced friendly merger, consolidating the ownership of the Cascabel project under one combined entity.

- **Cerro Moro** *(2% royalty)*
  In January 2023, shareholders of Yamana and Pan American Silver approved the acquisition of Yamana by Pan American Silver. The transaction is expected to close in Q1 2023.

- **Posse (Mara Rosa)** *(1% royalty)*
  Construction of Mara Rosa is advancing on schedule and reported to be 50% complete as of the end of December 2022, with first production anticipated in H1 2024.

Central America & Mexico

- **Cobre Panama** *(gold and silver stream)*
  First Quantum reported strong production in Q4 2022, with copper production of 90,000 tonnes and mill throughput of 22.4 million tonnes. New weekly and monthly throughput records were also set in December 2022. Our GEO deliveries were lower in Q4 2022 than in the prior year period due to the timing of shipments.

- **Guadalupe-Palmarejo** *(50% gold stream)*
  GEOs sold from Guadalupe-Palmarejo decreased in Q4 2022 compared to the same quarter in 2021 due to a lower proportion of production being sourced from ground covered by our stream.

U.S.

- **Stillwater** *(5% royalty)*
  We expect higher PGM production in 2023 than in 2022, with production rates normalizing since the regional flood that occurred in June 2022. However, production from Stillwater West is expected to be temporarily affected following an incident reported in March 2023 that damaged shaft infrastructure. Additionally, we expect a less favourable conversion ratio to GEOs based on the commodity prices assumed in our 2023 guidance.

- **Marigold** *(0.5-5% royalties)*
  SSR Mining plans significant waste stripping activities at the Red Dot deposit with an aim to optimize the longer-term production profile. For 2023, production is forecasted to increase based on the mine sequencing.

- **Stibnite Gold** *(1.7% royalty)*
  With the comment period on the Supplemental Draft Environmental Impact Statement for the Stibnite project closed in January 2023, Perpetua Resources anticipates a draft Record of Decision in mid-2023. In December, the Stibnite Gold project was also awarded up to $24.8 million under the U.S. Defense Production Act.

- **Copper World/East Pit (Rosemont)** *(2.085% royalty)*
  Hudbay continues to advance the pre-feasibility study for Phase I of Copper World, which is now expected in H1 2023, with a definitive feasibility study anticipated in 2024.

Canada

- **Detour Lake** *(2% royalty)*
Detour Lake had record production of over 732,000 gold ounces in 2022. In 2023, the focus remains on optimizing mill processes and improving runtime to achieve and potentially surpass mill throughput of 28 million tonnes per year. Exploration efforts are expected to focus on extending mineralization to the west and establishing an initial underground mineral resource. Agnico Eagle also expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year.

- **Hemlo** *(3% royalty & 50% NPI)*
Revenue from our Hemlo royalties was higher than in Q4 2021 reflecting improved operating performance. Barrick announced that it expects production from Hemlo to increase in 2023 relative to 2022, but we expect a lower proportion to be sourced from our royalty ground.

- **Brucejack** *(1.2% royalty)*
Newcrest Mining is advancing a debottlenecking concept study to potentially increase the process plant capacity, with a permit application expected in H1 2023. Drilling continued to confirm the potential for resource growth at the Valley of the Kings deposit and surrounding area.

- **Kirkland Lake** *(1.5-5.5% royalty & 20% NPI)*
Agnico Eagle reported the completion of Shaft #4 and of a new ventilation system at Macassa. Drilling is planned to continue at AK in 2023 from the underground platforms that were developed in 2022, with a focus on continuing to upgrade and increase the indicated mineral resources. Franco-Nevada has multiple royalties at Macassa that include AK.

- **Canadian Malartic** *(1.5% royalty)*
Agnico Eagle reported that the Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing on schedule and on budget, with shaft sinking activities expected to commence in March 2023.

- **Greenstone (Hardrock)** *(3% royalty)*
Equinox Gold reported that construction of the project is on schedule and budget, with the Greenstone project 65% complete as of the end of December 2022 with the first gold pour expected in H1 2024.

- **Magino** *(2% royalty)*
Argonaut reported that the construction of the project is approximately 80% complete as of the end of December 2022, with the first gold pour expected in H1 2023.

- **Valentine Gold** *(1.5% royalty)*
Marathon Gold reported that the project remains on schedule for first ore to be delivered to the mill by the end of 2024 and first gold production in Q1 2025, with overall completion at 21% as of the end of January 2023. In February 2023, Marathon Gold exercised its option for a partial buy-back of our royalty, reducing our NSR to 1.5%.

- **Eskay Creek** *(1.5% royalty)*
Skeena Resources announced the discovery of new mineralization east of the 22 Zone in an area with no historical drilling, beyond the extents of Eskay Creek's currently defined pit-constrained resources.

- **Ring of Fire** *(1-3% royalties)*
Ring of Fire Metals announced it had signed a Memorandum of Understanding with Webequie First Nation, detailing how the two parties will work together to progress ongoing exploration activities as well as negotiations on a partnership agreement for the proposed Eagle's Nest mine.

Rest of World

- **MWS** *(25% stream)*
We expect an increase in GEOs from our stream at MWS in 2023 compared to in 2022, where production in 2022 was impacted by material and water supply constraints.

- **Tasiast** *(2% royalty)*
We anticipate increased production at Tasiast, with Kinross reporting that the Tasiast 24k project is progressing on schedule to reach a throughput capacity of 24,000 tonnes per day by mid-2023, with ramp-up to operate consistently at this designed tonnage by the end of 2023.

- **Séguéla** *(1.2% royalty)*
Fortuna Silver Mines reported that construction activities are progressing on time and on budget with the overall project 90% complete as of the end of January 2023, with the first gold pour expected in mid-2023.

Diversified Assets

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $94.0 million in revenue, up from $78.6 million in Q4 2021, reflecting higher realized oil and gas prices relating to our Energy assets.

Iron Ore

- **Vale Royalty** *(iron ore royalty)*
  Revenue from the Vale royalty decreased compared to Q4 2021 due to lower iron ore prices and attributable sales. In 2023, we anticipate an increase in GEOs, reflecting the ramp-up of production at S11D and a more favourable GEO conversion ratio based on the prices we have assumed for our 2023 guidance.

- **LIORC**
  LIORC declared a cash dividend of C$0.70 per common share in Q4 2022, reflecting lower iron ore prices, compared to C$1.15 per common share in Q4 2021. Iron Ore Company of Canada reported significant capital expenditures to upgrade existing infrastructure at the Carol Lake mine.

Energy

- **Marcellus** *(1% royalty)*
  Revenue from the Marcellus asset increased compared to Q4 2021. Revenues benefited from higher NGL and natural gas prices and a slight increase in production.

- **Haynesville** *(various royalty rates)*
  Revenue from the Haynesville portfolio increased compared to Q4 2021, as the asset benefited from higher natural gas prices and increased production from new wells.

- **SCOOP/STACK** *(various royalty rates)*
  Revenue from the SCOOP/STACK increased compared to Q4 2021 due to higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental Resources. In November 2022, Continental Resources completed the previously announced merger agreement with an entity privately-owned by the family of Harold G. Hamm, Continental Resources' founder. The transaction does not directly impact our Royalty Acquisition Venture with Continental.

- **Permian Basin** *(various royalty rates)*
  Revenue from the Permian Basin increased compared to Q4 2021. The increase in revenue in the current period reflects higher realized prices and higher production from new wells.

- **Weyburn** *(NRI, ORR, WI)*
  Revenue from the Weyburn Unit was higher compared to Q4 2021, reflecting the increase in commodity prices, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

Shareholder Information

The complete audited Consolidated Financial Statements and Management's Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2022 results. Interested investors are invited to participate as follows:

2022 Results Release
March 15, 2023 after market close

Conference Call and Webcast
March 16, 2023 at 10:00 am ET

Conference Call URL
(This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number)
https://bit.ly/3F7jRqB

Dial in Numbers
Toll Free: 1 888 390 0546
International: 416 764 8688

Webcast:
www.franco-nevada.com

Replay
(available until March 23, 2023)
Toll Free: 1 888 390 0541
International: 416 764 8677
Pass code: 932372 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

---

1   GEOs: Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 12 of this Annual Report for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price tables on pages 21 and 25 of this Annual Report for indicative prices which may be used in the calculation of GEOs for the periods ended December 31, 2022 and 2021, respectively.

2   Non-GAAP Financial Measures: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this Annual Report for further information and for a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure.

3   Forward-looking Information: Please refer to the Cautionary Statement on Forward-Looking Information on page 42 of this Annual Report.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") of financial position and results of operations of Franco-Nevada Corporation ("Franco-Nevada", the "Company", "we" or "our") has been prepared based upon information available to Franco-Nevada as at March 15, 2023 and should be read in conjunction with Franco-Nevada's audited consolidated financial statements and related notes as at and for the years ended December 31, 2022 and 2021 (the "financial statements"). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A and to consult

Franco-Nevada's financial statements for the years ended December 31, 2022 and 2021 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on Form 6-K furnished to the United States Securities and Exchange Commission ("SEC") on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada's producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

Abbreviated Definitions

Periods under review

"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31
"H2"	The six-month period ended December 31
"H1"	The six-month period ended June 30

Measurement

"GEO"	Gold equivalent ounces
"PGM"	Platinum group metals
"oz"	Ounce
"oz Au"	Ounce of gold
"oz Ag"	Ounce of silver
"oz Pt"	Ounce of platinum
"oz Pd"	Ounce of palladium
"62% Fe"	62% Fe iron ore fines, dry metric tonnes CFR China
"LBMA"	London Bullion Market Association
"bbl"	Barrel
"mcf"	Thousand cubic feet
"WTI"	West Texas Intermediate

Interest types

"NSR"	Net smelter return royalty
"GR"	Gross royalty
"ORR"	Overriding royalty
"GORR"	Gross overriding royalty
"FH"	Freehold or lessor royalty
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

Places and currencies

"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"R$" or "BRL"	Brazilian reais
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Our Portfolio (at March 15, 2023)

	Precious Metals	Other Mining	Energy	Total
Producing	44	14	55	**113**
Advanced	38	7	–	**45**
Exploration	148	86	27	**261**
Total	**230**	**107**	**82**	**419**

Compounded Average Annual Total Returns Since FNV Inception[1, 2, 3]


Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
Barclays US Aggregate Bond
GDX (index of mostly gold miners)
-5%
-%
5%
10%
15%
20%

1. FNV Inception - December 20, 2007
2. Compounded annual total returns to February 28, 2023
3. Source: TD Securities; Bloomberg

Strategy

Our tag-line is "Franco-Nevada is the gold investment that works" and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

- We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 15 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
- We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective financing tool for the cyclical resource sector.
- We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

The advantages of this business model are:

- Exposure to commodity price optionality;
- A perpetual discovery option over large areas of geologically prospective lands;
- No additional capital requirements other than the initial investment;
- Limited exposure to cost inflation;
- A free cash-flow business with limited cash calls;
- A high-margin business that can generate cash through the entire commodity cycle;
- A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
- Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing financing to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2022, 69.9% of our revenue was earned from precious metals and 74.6% was earned from mining assets.

One of the strengths of Franco-Nevada's business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator's operating costs. In 2022, these interests accounted for 91.9% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.



Revenue
(US$ millions)



Gold Equivalent Ounces
(000 ounces)

A Note on our GEOs[1]

To provide a more comprehensive measure of the performance of our business, we include revenue from our Energy assets in the calculation of our GEOs. We believe this approach is useful to our investors to evaluate the full scale of our portfolio. GEOs for comparative periods have been recalculated to conform with the current presentation.

---

1   Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada's attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 21 and 25 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months and years ended December 31, 2022 and 2021, respectively.

Highlights

Financial Update – Q4 2022 vs Q4 2021

- **183,886 GEOs**[1] **sold**,
  an increase of 0.7%;

- **$320.4 million in revenue**,
  a decrease of 2.2%;

- **$45.8 million, or $249 per GEO sold, in Cash Costs**[2][3],
  compared to $48.4 million, or $265 per GEO sold;

- **$262.4 million, or $1.37 per share, of Adjusted EBITDA**[2],
  a decrease of 2.7% and 2.8%, respectively;

- **81.9% in Adjusted EBITDA Margin**[2],
  a decrease compared to 82.3%;

- **$165.0 million, or $0.86 per share, in net income**,
  a decrease of 25.3% and 25.9%, respectively;

- **$164.9 million, or $0.86 per share, in Adjusted Net Income**[2],
  an increase of 0.7% and consistent with the prior period, respectively;

- **$279.3 million in net cash provided by operating activities**,
  an increase of 0.1%;

- **$1,196.5 million in cash and cash equivalents**
  as at December 31, 2022 (December 31, 2021 - $539.3 million);

- **$2.2 billion in available capital**
  as at December 31, 2022 (December 31, 2021 - $1.6 billion),
  comprising cash and cash equivalents and amounts available
  to borrow under our revolving credit facility.

Financial Update – 2022 vs 2021

- **729,960 GEOs**[1] **sold**,
  an increase of 0.2% – a new record;

- **$1,315.7 million in revenue**,
  an increase of 1.2% – a new record;

- **$176.9 million, or $242 per GEO sold, in Cash Costs**[2][3],
  compared to $178.3 million, or $245 per GEO sold;

- **$1,106.9 million, or $5.78 per share, in Adjusted EBITDA**[2],
   an increase of 1.3% and 1.0%, respectively – new records;

- **84.1% in Adjusted EBITDA Margin**[2],
  compared to 84.0%;

- **$700.6 million, or $3.66 per share, in net income**,
  a decrease of 4.5% and 4.7%, respectively;

- **$697.6 million, or $3.64 per share, in Adjusted Net Income**[2],
  an increase of 3.6% and 3.4%, respectively – new records;

- **$999.5 million in net cash provided by operating activities**,
  an increase of 4.6% – a new record.

---

1 Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada's attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 21 and 25 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three months and years ended December 31, 2022 and 2021, respectively.

2 Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP financial measures" section of this MD&A for more information on each non-GAAP financial measure.

3 Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada's Energy assets. Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation.

Selected Financial Information

(in millions, except Average Gold Price, GEOs sold, Adjusted EBITDA Margin, per GEO amounts and per share amounts)	For the three months ended December 31,				For the year ended December 31,				
		2022		2021		**2022**		2021	2020
Statistical Measures									
Average Gold Price	$	**1,729**	$	1,795	$	**1,801**	$	1,800	$ 1,770
GEOs sold[1]		**183,886**		182,543		**729,960**		728,237	573,347
Statement of Comprehensive Income									
Revenue	$	**320.4**	$	327.7	$	**1,315.7**	$	1,300.0	$ 1,020.2
Depletion and depreciation		**73.5**		78.2		**286.2**		299.6	241.0
Costs of sales		**45.8**		48.4		**176.9**		178.3	158.8
Operating income		**188.9**		267.1		**820.7**		860.7	336.5
Net income		**165.0**		220.9		**700.6**		733.7	326.2
Basic earnings per share	$	**0.86**	$	1.16	$	**3.66**	$	3.84	$ 1.71
Diluted earnings per share	$	**0.86**	$	1.15	$	**3.65**	$	3.83	$ 1.71
Dividends declared per share	$	**0.32**	$	0.30	$	**1.28**	$	1.16	$ 1.03
Dividends declared (including DRIP)	$	**61.6**	$	57.4	$	**245.8**	$	221.4	$ 197.2
Weighted average shares outstanding		**191.7**		191.2		**191.5**		191.1	190.3
Non-GAAP Measures									
Cash Costs[2][3]	$	**45.8**	$	48.4	$	**176.9**	$	178.3	$ 158.8
Cash Costs[2][3] per GEO sold	$	**249**	$	265	$	**242**	$	245	$ 277
Adjusted EBITDA[2]	$	**262.4**	$	269.8	$	**1,106.9**	$	1,092.3	$ 839.6
Adjusted EBITDA[2] per share	$	**1.37**	$	1.41	$	**5.78**	$	5.72	$ 4.41
Adjusted EBITDA Margin[2]		**81.9%**		82.3 %		**84.1 %**		84.0 %	82.3 %
Adjusted Net Income[2]	$	**164.9**	$	163.7	$	**697.6**	$	673.6	$ 516.3
Adjusted Net Income[2] per share	$	**0.86**	$	0.86	$	**3.64**	$	3.52	$ 2.71
Statement of Cash Flows									
Net cash provided by operating activities	$	**279.3**	$	279.0	$	**999.5**	$	955.4	$ 803.9
Net cash used in investing activities	$	**(98.2)**	$	(36.4)	$	**(145.5)**	$	(765.0)	$ (309.0)
Net cash used in financing activities	$	**(43.7)**	$	(46.1)	$	**(189.0)**	$	(180.2)	$ (91.8)

(expressed in millions)	As at December 31, 2022		As at December 31, 2021		As at December 31, 2020
Statement of Financial Position					
Cash and cash equivalents	$ **1,196.5**	$	539.3	$	534.2
Short-term investments	**–**		39.7		–
Total assets	**6,626.8**		6,209.9		5,592.9
Deferred income tax liabilities	**153.0**		135.4		91.5
Total shareholders' equity	**6,417.6**		6,025.2		5,443.8
Available Capital	**2,177.7**		1,621.1		1,616.1

1 Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. In this MD&A, GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 12 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price tables on pages 21 and 25 of this MD&A for indicative prices which may be used in the calculations of GEOs for the years ended December 31, 2022 and 2021, respectively.

2 Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP financial measures" section of this MD&A for more information on each non-GAAP financial measure.

3 Starting in Q4, 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. Similarly, the composition of Cash Costs and Cash Costs per GEO has been amended to include costs and GEOs related to Franco-Nevada's Energy assets. Cash Costs and Cash Costs per GEO for comparative periods have been recalculated to conform with current presentation.

Corporate Developments

Acquisition of Gold Royalties – Australia

Subsequent to year-end, on February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc ("Trident"), which includes a 1.5% NSR on Ramelius Resources' Rebecca gold project ("Rebecca") located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Receipt of Valentine Gold Royalty Buy-back – Newfoundland & Labrador, Canada

Subsequent to year-end, on February 22, 2023, Marathon Gold Corporation ("Marathon") exercised its option to buy back 0.5% of the 2.0% NSR by paying $7.0 million to Franco-Nevada. We acquired the NSR, which covers the Valentine Gold project in Newfoundland & Labrador, on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Additional Royalty on Eskay Creek – British Columbia, Canada

On December 30, 2022, we acquired an additional 0.5% NSR on Skeena Resources Limited's ("Skeena") Eskay Creek gold-silver project ("Eskay Creek") in British Columbia for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which right was granted to Franco-Nevada on December 24, 2021.

With the acquisition of this royalty, we now have a 1.5% NSR over Eskay Creek covering the majority of the project's land package, including the known mineral resource.

Financing Package with Argonaut Gold on the Magino Gold Project – Ontario, Canada

On October 27, 2022, we acquired a 2% NSR on Argonaut Gold Inc.'s ("Argonaut") construction-stage Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut's current regional exploration properties. Argonaut reported that the construction of the project was approximately 80% complete as at December 31, 2022, with first gold pour expected in H1 2023.

We also completed a private placement with Argonaut, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

Financing Package with Westhaven Gold Corp. on Spences Bridge Gold Belt Claims – British Columbia, Canada

On October 6, 2022, we acquired a 2% NSR on all of Westhaven Gold Corp.'s ("Westhaven") claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. We also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million. Total coverage for both royalties comprises approximately 1,105 km^2.

In addition, we also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

Acquisition of Portfolio of Royalties – Chile

On July 25, 2022, we acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, which collectively cover approximately 230 km^2 in Northern Chile, for $1.0 million.

Financing Package with G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, we acquired, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC"), a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. ("G Mining Ventures") and located in Pará State, Brazil (the "Stream"). FNBC will provide a deposit of $250 million. Additionally, through one of our wholly-owned subsidiaries, we provided G Mining Ventures with a $75.0 million secured term loan facility (the "Term Loan").

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250 million deposit will become available after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures' option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate ("3-Month SOFR") +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada's subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures ("G Mining Common Shares") with a 5-year term and an exercise price of C$1.90 per G Mining Common Share.

We also subscribed for 44,687,500 G Mining Common Shares at a price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million).

As at December 31, 2022, we have not advanced any funding to G Mining Ventures pursuant to the Stream or the Term Loan agreements. We currently anticipate that funding for the Stream will commence in H1 2023.

Acquisition of Additional Royalty on Castle Mountain – California, U.S.

On May 2, 2022, we acquired, through a wholly-owned subsidiary, an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.'s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with our 2.65% NSR on the broader Castle Mountain land position, we now have an effective 4.65% NSR on the Pacific Clay claims.

Acquisition of Royalty on Caserones (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, we agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group's producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. Franco-Nevada was entitled to royalty payments in respect of the period commencing January 1, 2022 and recognized $3.0 million in revenue from the Caserones royalty in 2022.

We also completed a private placement with EMX Royalty Corporation ("EMX"), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. ("Continental") to acquire, through a jointly-owned entity (the "Royalty Acquisition Venture"), royalty rights within Continental's areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture in Q4 2022 and 2022 of $4.4 million and $12.2 million, respectively (Q4 2021 and 2021 – $11.7 million and $22.4 million, respectively). As at December 31, 2022, Franco-Nevada's cumulative investment in the Royalty Acquisition Venture totaled $440.6 million and Franco-Nevada has remaining commitments of up to $79.4 million.

Dividends

We previously announced that Franco-Nevada's Board of Directors raised the Company's quarterly dividend and declared a quarterly dividend of US$0.34 per share payable on March 30, 2023 to shareholders of record on March 16, 2023. The increased dividend will be effective for the full 2023 fiscal year. This is a 6.25% increase from the previous US$0.32 per share quarterly dividend and marks the 16th consecutive annual increase for Franco-Nevada shareholders.

In 2022, we declared dividends of $1.28 per share, totaling $245.8 million, of which $197.6 million was paid in cash and $48.2 million was paid in common shares under our Dividend Reinvestment Plan (the "DRIP").

Credit Facility

On August 15, 2022, we renewed our $1.0 billion unsecured revolving term credit facility (the "Corporate Revolver"), extending the maturity date to August 15, 2027. As at December 31, 2022, there were no amounts borrowed against the Corporate Revolver. However, we have posted security in the form of standby letters of credit in the amount of $18.8 million (C$25.5 million) in connection with the audit by the Canada Revenue Agency ("CRA"). These standby letters of credit reduce the available balance under the Corporate Revolver.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 15, 2023 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Proposed Concession Contract for Cobre Panama mine – Panama

In February 1996, the Republic of Panama and Minera Panama, S.A. ("MPSA"), a subsidiary of First Quantum Minerals Ltd. ("First Quantum"), entered into a mining concession contract in respect of the Cobre Panama project (the "Concession Contract"). On February 26, 1997, the Concession Contract was approved by the National Assembly of Panama through law 9 of 1997 ("Law 9") and Law 9 was published in the Official Gazette on February 28, 1997. Law 9 granted the status of national law to the Concession Contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project. On December 30, 2016, the Government of Panama signed and issued Resolution No. 128 (the "Extension Resolution") by which it extended the Concession Contract held by MPSA for a second 20-year term commencing March 1, 2017, and concluding February 28, 2037.

In September 2018, First Quantum became aware of a ruling of the Supreme Court of Panama (the "Supreme Court") in relation to the constitutionality of Law 9. In July 2021, following the Supreme Court's unconstitutionality ruling but before it was published in the Official Gazette, the Government of Panama established a multidisciplinary commission including the Minister of Commerce and Industries ("MICI"), Minister of Environment, and Minister of Employment to discuss the Law 9 matter and seek resolution. In September 2021, MICI publicly announced the culmination of high-level formal discussions with First Quantum on two topics related to the Concession Contract – environmental and labour matters.

In January 2022, the Government of Panama (the "GOP") presented a new fiscal proposal for the Cobre Panama mine. On December 15, 2022, following the expiration of a deadline to reach an agreement regarding a refreshed Concession Contract, the GOP announced plans to order MPSA to suspend operations. On December 21, 2022, MPSA received formal notification from MICI of a resolution requiring MPSA to submit a plan within 10 working days to suspend commercial operations at Cobre Panama and put the mine under "care and maintenance". On December 28, 2022, First Quantum announced that MPSA had initiated precautionary legal measures in the Panamanian courts and through arbitration under the existing Concession Contract and had notified the GOP of its intent to initiate international arbitration under the Canada-Panama Free Trade Agreement. On January 26, 2023, the Panama Maritime Authority (the "AMP") issued a resolution that required the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. On February 23, 2023, as a result of the AMP's refusal to permit copper concentrate loading operations at the port, MPSA suspended ore processing operations.

On March 8, 2023, First Quantum announced that MPSA has agreed and finalized the draft of a concession contract (the "Proposed Concession Contract") with the GOP for the Cobre Panama mine. The Proposed Concession Contract will have an initial 20-year term, with a 20-year extension option and additional extensions for the life of mine. The Proposed Concession Contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the Panama Maritime Authority and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

Temporary Suspension of Operations at Antapaccay – Peru

Operations at the Antapaccay mine were temporarily suspended for a period of approximately 11 days in January 2023 due to protests at the mine. Operations have since resumed with increased security in place.

Significant addition of Mineral Reserves and Mineral Resources at Detour Lake – Canada

Agnico Eagle Mines Limited ("Agnico Eagle") reported that continued exploration success in 2022 at Detour Lake resulted in the addition of 5.6 million ounces of gold in Mineral Reserves for a new total of 20.7 million ounces of gold (850.4 million tonnes of ore grading 0.76 g/t gold) and 3.2 million ounces in Measured and Indicated Mineral Resources for a new total of 18.5 million ounces of gold (731.5 million tonnes of ore grading 0.79 g/t) compared to December 31, 2021. In 2023, exploration is expected to focus on extending mineralization to the west and establishing an initial underground mineral resource to support potential underground mining operations. Agnico Eagle also expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year.

Sinkhole Detected Near Candelaria Mine – Chile

Lundin Mining ("Lundin") reported that on July 30, 2022, a sinkhole formed near the Alcaparrosa mine which is part of the Candelaria operations. All personnel at the operation and in the community were safe, and the sinkhole did not result in any injuries and had minimal impact on production for 2022. Mining operations at the Alcaparrosa mine remain suspended and Lundin continues to work with the relevant authorities towards a potential restart of mining operations. Mineral Reserve estimates for the Alcaparrosa mine are not included in Lundin's 2022 Mineral Reserve and Mineral Resource estimates, largely offset by additions to Mineral Reserves reflecting continued underground exploration success, particularly in the Candelaria North Sector mine, compared to Lundin's June 2021 Mineral Reserve and Mineral Resource estimates.

Acquisition of Continental Resources, Inc. by the Hamm Family

On October 17, 2022, Continental announced that it had entered into a merger agreement with Omega Acquisition, Inc., a private entity that is owned by Continental's founder, Harold G. Hamm. The transaction closed on November 22, 2022. The going-private transaction does not directly impact our Royalty Acquisition Venture.

Strategic Revision of Operations and Flood Event at Stillwater Mine – Montana, U.S.

On August 11, 2022, Sibanye-Stillwater Limited announced a revised Stillwater mine plan that forecasts production of 700,000 PGM ounces by 2027, a decrease from 850,000 PGM ounces previously anticipated. In addition, operations at Stillwater in the second half of 2022 were impacted by a significant flood event which took place in June 2022 and affected a widespread region in Montana.

Restart of Operations at Milpillas Mine – Mexico

On August 2, 2022, Industrias Peñoles, S.A.B. de C.V. announced that the preparation of the Milpillas copper mine was completed and that mining, crushing and ore deposit activities were resumed to produce cathodic copper. Operations had been suspended since Q2 2020 as a result of low copper prices due to the COVID-19 pandemic. Franco-Nevada is entitled to a royalty of $0.04 per pound of copper produced from the mine.

Suspension of Operations at Karma Mine – Burkina Faso

Operations at the Karma mine have been suspended since June 2022 following an attack by unidentified assailants. Management at the Néré Mining Group, owner and operator of the Karma mine, is working on a plan to allow for the safe resumption of operations.

Repayment of Loan Receivable from Noront Resources Ltd. – Ontario, Canada

We held a loan receivable in the principal amount of $25.0 million from Noront Resources Ltd. ("Noront"), which we extended to Noront as part of our acquisition of royalty rights in the Ring of Fire mining district of Ontario, in April 2015 that had a contractual maturity date of September 30, 2022. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd. ("Wyloo Metals"), we received $42.7 million as full repayment of the loan. We continue to own several royalties over Wyloo's properties in the Ring of Fire.

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the "Cautionary Statement on Forward-Looking Information" section at the end of this MD&A and the "Risk Factors" section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2023 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

For 2023, we expect GEO sales from our Precious Metal assets in 2023 to be consistent with 2022, but anticipate a reduction in total GEO sales primarily based on lower assumed oil and gas prices. We anticipate Cobre Panama achieving its expanded throughput capacity later this year and have adjusted our forecast to reflect the impact of shipment timing following the restriction of concentrate shipments in February 2023. Our guidance also reflects anticipated initial contributions from new mines including Magino, Séguéla and Salares Norte. We are guiding to lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2023 guidance	2022 actual	2021 actual
Total GEO sales	**640,000 – 700,000**	729,960	728,237
Precious Metal GEO sales	**490,000 – 530,000**	510,385	558,397

1   We expect our streams to contribute between 360,000 and 400,000 of our GEO sales for 2023. For the year ended December 31, 2022, we sold 382,510 GEOs from our streams.

2   For our 2023 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,800/oz Au, $21.00/oz Ag, $900/oz Pt, $1,500/oz Pd, $120/tonne Fe 62% CFR China, $80/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

3   Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $79.4 million.

Precious Metals

- **South America**
  For Candelaria, we forecast between 60,000 and 70,000 GEOs sold, compared to 69,854 GEOs sold in 2022 due to sequencing of the open pit. For Antapaccay, we anticipate GEOs sold to increase from 53,023 GEOs in 2022 to between 57,500 and 67,500 GEOs reflecting higher expected production based on the mining sequence. For Antamina, we anticipate a decrease in deliveries due to silver grades which are forecasted to be lower than average in 2023. While we sold 3.1 million silver ounces in 2022, we expect 2023 sales to be between 2.4 to 2.8 million silver ounces, equivalent to between 27,500 and 32,500 GEOs. We also expect the commencement of commercial production at the Salares Norte mine to start in Q4 2023, however we do not anticipate meaningful royalty payments until 2024.

- **Central America & Mexico**
  Based on First Quantum's most recent 2023 guidance of between 350,000 and 380,000 tonnes of copper, attributable GEO production to Franco-Nevada from Cobre Panama would be between 131,000 to 142,000 GEOs. Following the restriction of concentrate shipments in February 2023, we have made a larger allowance for the impact of shipment timing for the year and expect between 115,000 and 135,000 GEOs delivered and sold. For Guadalupe-Palmarejo, we anticipate a decrease in GEOs, from 41,000 GEOs sold in 2022 to between 35,000 and 40,000 GEOs, as we expect less production sourced from ground covered by our stream.

- **United States**
  We expect higher PGM production in 2023 than in 2022, with production rates normalizing since the regional flood that occurred in June 2022. However, production from Stillwater West is expected to be temporarily affected following an incident reported in March 2023 that damaged shaft infrastructure. In addition, on a gold equivalent basis however, we expect fewer GEOs, reflecting a less favorable conversion ratio to gold based on the commodity prices we assumed for our 2023 guidance. We expect higher production from our royalty at Marigold which reflects an increase in production as a result of mine sequencing. Higher production is expected from Bald Mountain as more mining is done on higher royalty rate ground. These increases are expected to be partly offset by lower GEOs from South Arturo due to underground mine sequencing and Gold Quarry where our royalty payment is tied to estimated Mineral Reserves.

- **Canada**
  We expect payments from our recently acquired royalty on the Magino gold project to commence shortly after the first gold pour, anticipated in H1 2023. We also expect higher payments from Musselwhite as capital costs are recovered following the fire at the mine in 2019. These increases are expected to be partly offset by lower royalties from our Hemlo NPI as we forecast a lower proportion of production will be sourced from our royalty ground.

- **Rest of World**
  We anticipate increased production at Tasiast as the mine continues to increase throughput capacity to 24,000 tonnes per day. We also expect an increase in GEOs from our stream at MWS compared to 2022, when production was impacted by material and water supply constraints. We also expect initial contributions from the Séguéla project in Cote d'Ivoire, where the first gold pour is anticipated in mid-2023. These expected increases will be partly offset by a decrease in GEOs from our Karma stream, where operations were suspended following security incidents in 2022.

Diversified

- **Iron Ore**
  For our 2023 guidance, we assumed benchmark prices of $120/tonne 62% Fe. Together with our Other Mining assets, including the recently acquired Caserones royalty, we expect our Diversified Mining assets to contribute between 35,000 and 55,000 GEOs, compared to 34,563 GEOs in 2022.

- **Energy**
  Our Energy assets were significant contributors to our 2022 revenue as a result of the rally in oil and gas prices during the year, generating 185,012 GEOs. For 2023, we have assumed lower commodity prices than in 2022 of $80/bbl WTI for oil and $3.00/mcf Henry Hub for natural gas. Based on these prices, we expect between 105,000 and 125,000 GEOs from our Energy assets. Production from our U.S. assets is expected to be consistent with volumes produced in 2022. Recently acquired royalties under our Royalty Acquisition Venture with Continental are expected to provide additional volume contribution. Production levels from our Canadian assets are expected to remain stable, however, the Weyburn NRI volumes, which are accounted for net of operating and capital costs, are expected to be lower due to softer commodity prices.

Depletion

We estimate depletion and depreciation expense in 2023 to be between $275.0 million to $305.0 million. In comparison, depletion and depreciation expense in 2022 was $286.2 million.

Capital Commitments

As of December 31, 2022, our remaining capital commitment to the Royalty Acquisition Venture with Continental is $79.4 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2023. In addition, we expect to commence funding of our $250.0 million commitment to G Mining Ventures pursuant to our Stream agreement relating to the Tocantinzinho project at the end of Q1 2023.

5-Year Outlook

We expect our portfolio to produce between 760,000 and 820,000 GEOs in 2027, of which 565,000 to 605,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the expansion of the mill throughput capacity to 100 million tonnes per year at Cobre Panama, increased production from Vale's Northern and Southeastern systems, and production growth from the continued development of our U.S. Energy assets. It also assumes the commencement of production at Stibnite, Copper World and Eskay Creek. It anticipates that our attributable production from Candelaria will step down from 68% to 40% of gold and silver produced and reflects that our stream at MWS will have reached its cap in 2024. Refer to the section "Portfolio Updates" for further details.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

During the year, gold prices were buoyed by geopolitical tensions and inflationary pressures, but tempered by higher interest rates. Gold prices ranged from $1,629/oz to $2,039/oz, they were on average consistent with 2021, averaging $1,801/oz in 2022 and ended the year at $1,814/oz. Silver prices averaged $21.75/oz in 2022, a decrease of 13.6% compared to $25.17/oz in 2021, and ended the year at $23.95/oz. Platinum and palladium prices averaged $961/oz and $2,107/oz, respectively, in 2022, compared to $1,091/oz and $2,397/oz, respectively, in 2021, a decrease of 11.9% for platinum and 12.1% for palladium, ending the year at $1,031/oz and $1,775/oz, respectively. With respect to iron ore, prices for 62% iron ore fines averaged $122/tonne in 2022 compared to $160/tonne in 2021, a decrease of 24.0%, ending the year at $111/tonne.

In 2022, oil and gas prices increased significantly compared to 2021, impacted by the invasion of Ukraine by Russia, and with demand growing towards pre-pandemic levels. During the year, WTI prices averaged $94.23/bbl, a 38.8% increase from 2021. ending the year at $80.26/bbl. Edmonton Light prices averaged C$119.73/bbl in 2022, an increase of 49.1% compared to 2021, ending the year at C$103.90/bbl. Henry Hub natural gas prices averaged $6.51/mcf in 2022 compared to $3.72/mcf in 2021, an increase of 75.0%, ending the year at $4.48/mcf.

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from assets in various jurisdictions, of which 45 are Precious Metal assets.
The following table details revenue earned from our various royalty, stream and working interests for the three months and years ended December 31, 2022 and 2021:

Property (expressed in millions)	Interest and % (Gold unless otherwise indicated)	For the three months ended December 31, 2022		2021		For the year ended December 31, 2022		2021
Precious Metals								
South America								
Candelaria	Stream 68% Gold & Silver	$	**34.0**	$	35.7	$	**125.8**	$	116.5
Antapaccay	Stream (indexed) Gold & Silver		**23.2**		30.7		**95.2**		111.6
Antamina	Stream 22.5% Silver		**14.7**		17.2		**68.4**		94.1
Condestable	Stream Gold & Silver, Fixed through 2025 then %		**5.7**		5.5		**22.4**		22.5
Other			**1.4**		2.0		**6.3**		6.2
Central America & Mexico								
Cobre Panama	Stream (indexed) Gold & Silver	$	**56.9**	$	64.5	$	**223.3**	$	235.0
Guadalupe-Palmarejo	Stream 50%		**16.0**		21.9		**74.2**		83.4
Other			**–**		(0.1)		**–**		–
United States								
Stillwater	NSR 5% PGM	$	**9.4**	$	11.6	$	**36.8**	$	57.8
Goldstrike	NSR 2-4%, NPI 2.4-6%		**4.4**		7.7		**19.2**		25.3
Gold Quarry	NSR 7.29%		**–**		–		**4.9**		7.5
Marigold	NSR 1.75-5%, GR 0.5-4%		**2.9**		2.4		**7.5**		8.5
Bald Mountain	NSR/GR 0.875-5%		**3.2**		3.5		**8.4**		11.2
Other			**2.4**		4.9		**9.5**		12.5
Canada								
Detour Lake	NSR 2%	$	**6.2**	$	7.9	$	**26.3**	$	25.3
Sudbury	Stream 50% PGM & Gold		**6.3**		3.0		**21.4**		17.4
Hemlo	NSR 3%, NPI 50%		**3.8**		(2.0)		**28.2**		27.6
Brucejack	NSR 1.2%		**1.2**		1.9		**5.8**		7.0
Kirkland Lake	NSR 1.5-5.5%, NPI 20%		**1.3**		1.6		**5.5**		5.8
Other			**3.6**		2.5		**10.4**		10.3
Rest of World								
MWS	Stream 25%	$	**9.8**	$	11.6	$	**39.2**	$	41.3
Sabodala	Stream 6%, Fixed to 105,750 oz		**4.1**		4.2		**16.8**		16.7
Tasiast	NSR 2%		**4.8**		0.5		**18.3**		6.7
Subika (Ahafo)	NSR 2%		**6.0**		4.1		**18.0**		11.6
Karma	Stream 4.875%		**–**		1.6		**3.3**		9.9
Duketon	NSR 2%		**2.2**		1.9		**10.7**		11.1
Other			**2.9**		2.8		**13.9**		12.9
		$	**226.4**	$	249.1	$	**919.7**	$	995.7
Diversified								
Vale	Various Royalty Rates	$	**7.6**	$	9.7	$	**40.7**	$	59.4
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)		**3.2**		5.8		**14.8**		30.2
Other mining assets			**0.5**		1.1		**6.9**		5.2
United States (Energy)								
Marcellus	GORR 1%	$	**12.0**	$	11.1	$	**56.5**	$	36.1
Haynesville	Various Royalty Rates		**23.7**		13.0		**72.9**		38.5
SCOOP/STACK	Various Royalty Rates		**13.9**		10.2		**57.8**		36.4
Permian Basin	Various Royalty Rates		**14.2**		10.0		**52.6**		35.0
Other			**0.1**		0.1		**0.3**		0.2
Canada (Energy)								
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$	**12.8**	$	12.3	$	**65.0**	$	43.8
Orion	GORR 4%		**2.7**		2.8		**15.1**		10.8
Other			**3.3**		2.5		**13.4**		8.7
		$	**94.0**	$	78.6	$	**396.0**	$	304.3
Revenue		$	**320.4**	$	327.7	$	**1,315.7**	$	1,300.0

1   Interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2022		Q4 2021	Variance
Gold[1]	($/oz)	$ 1,729	$	1,795	(3.7)%
Silver[1]	($/oz)	21.20		23.32	(9.1)%
Platinum[1]	($/oz)	971		998	(2.7)%
Palladium[1]	($/oz)	1,940		1,935	0.3 %
Iron Ore Fines 62% Fe CFR China	($/tonne)	98		108	(9.3)%
Edmonton Light	(C$/bbl)	108.41		92.11	17.7 %
West Texas Intermediate	($/bbl)	82.65		77.19	7.1 %
Henry Hub	($/mcf)	6.09		4.85	25.6 %
CAD/USD exchange rate[2]		0.7364		0.7936	(7.2)%

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.

2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2022 and 2021 were as follows:

For the three months ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2022	2021	Variance	2022	2021	Variance
Commodity						
Gold	102,583	109,637	(7,054)	$ 178.2	$ 196.5	$ (18.3)
Silver	18,493	21,479	(2,986)	32.7	38.6	(5.9)
PGM	8,566	7,683	883	15.5	14.0	1.5
Precious Metals	129,642	138,799	(9,157)	$ 226.4	$ 249.1	$ (22.7)
Iron ore	6,230	8,600	(2,370)	$ 10.8	$ 15.5	$ (4.7)
Other mining assets	301	656	(355)	0.5	1.1	(0.6)
Oil	19,619	16,148	3,471	34.2	28.9	5.3
Gas	24,630	14,569	10,061	42.5	26.3	16.2
NGL	3,464	3,771	(307)	6.0	6.8	(0.8)
Diversified	54,244	43,744	10,500	$ 94.0	$ 78.6	$ 15.4
	183,886	182,543	1,343	$ 320.4	$ 327.7	$ (7.3)
Geography						
South America	49,135	56,202	(7,067)	$ 86.0	$ 100.8	$ (14.8)
Central America & Mexico	42,023	48,029	(6,006)	73.2	86.3	(13.1)
United States	49,814	41,712	8,102	86.5	75.0	11.5
Canada	25,394	21,448	3,946	44.4	38.3	6.1
Rest of World	17,520	15,152	2,368	30.3	27.3	3.0
	183,886	182,543	1,343	$ 320.4	$ 327.7	$ (7.3)
Type						
Revenue-based royalties	72,046	60,337	11,709	$ 124.6	$ 108.7	$ 15.9
Streams	97,370	109,014	(11,644)	170.6	196.0	(25.4)
Profit-based royalties	9,742	6,871	2,871	16.8	12.3	4.5
Other	4,728	6,321	(1,593)	8.4	10.7	(2.3)
	183,886	182,543	1,343	$ 320.4	$ 327.7	$ (7.3)

1 Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 12 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

We earned $320.4 million in revenue in Q4 2022, down 2.2% from Q4 2021. The decrease in our revenue was primarily driven by a decrease in metal prices and fewer GEOs earned from our Precious Metal assets, mostly offset by higher realized oil and gas prices from our Energy assets. In Q4 2022, we earned 70.7% of our revenue from Precious Metals, down from 76.1% in Q4 2021. Geographically, we remain heavily invested in the Americas, representing 90.5% of our revenue in Q4 2022, compared to 91.7% in Q4 2021.

Revenue by Commodity and Geography – Q4 2021 to Q4 2022
(US$ millions)



We sold 183,886 GEOs in Q4 2022 compared to 182,543 GEOs in Q4 2021. A comparison of our sources of GEOs in Q4 2022 to Q4 2021 is shown below:

GEOs Sold Reconciliation – Q4 2021 to Q4 2022



Precious Metals

Our Precious Metal assets contributed 129,642 GEOs in Q4 2022, compared to 138,799 GEOs in Q4 2021. The decrease is primarily due to the following:

- **Antapaccay**
  We sold 13,399 GEOs from our Antapaccay stream, compared to 17,129 GEOs in Q4 2021 due to anticipated lower grades in 2022 based mining sequence planning. Production is expected to increase in 2023 based on mining sequence planning.

- **Cobre Panama**
  We sold 32,778 GEOs from our Cobre Panama stream, compared to 36,058 GEOs in Q4 2021. While Cobre Panama delivered strong production of 90,000 tonnes of copper in the quarter, an increase of 12% from Q4 2021, deliveries to Franco-Nevada were lower than in the prior year period due to the timing of shipments.

- **Guadalupe-Palmarejo**
  We sold 9,050 GEOs from our Guadalupe-Palmarejo stream in Q4 2022, compared to 11,971 GEOs in Q4 2021. We received lower deliveries in the current period due to a smaller proportion of production being sourced from ground covered by our stream.

The above decreases were partly offset by the following:

- **Hemlo**
  We earned 2,174 GEOs from our Hemlo royalties in Q4 2022, reflecting improved operating performance at the mine.

- **Tasiast**
  We earned 2,790 GEOs from our Tasiast royalty, compared to 306 GEOs in Q4 2021, due to record production and record grades at the mine. Production in the prior year was also impacted by a temporary suspension of production following a mill fire which occurred in June 2021.

Diversified

Our Diversified assets generated $94.0 million in revenue, up from $78.6 million in Q4 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $10.8 million in Q4 2022, compared to $15.5 million in Q4 2021. Our Energy interests contributed $82.7 million in revenue in Q4 2022, compared to $62.0 million in Q4 2021. When converted to GEOs, Diversified assets contributed 54,244 GEOs, up from 43,744 GEOs in Q4 2021. In Q4 2022, GEOs from our Energy assets benefited from a more favorable GEO conversion ratio than in Q4 2021, while GEOs from our Iron Ore assets were negatively impacted by a less favorable GEO conversion ratio.

Other Mining

- **Vale Royalty**
  We recorded $7.6 million in revenue from our Vale Royalty in Q4 2022 compared to $9.7 million in Q4 2021. Revenue in Q4 2022 was lower than in the prior period reflecting lower iron ore prices and attributable sales.

- **LIORC**
  Labrador Iron Ore Royalty Corporation ("LIORC") contributed $3.2 million in revenue in Q4 2022, compared to $5.8 million in Q4 2021. LIORC declared a cash dividend of C$0.70 per common share, compared to C$1.15 per common share in Q4 2021, reflecting lower iron ore prices.

Energy

- **Marcellus**
  Revenue from the Marcellus asset was $12.0 million in Q4 2022 compared to $11.1 million in Q4 2021. Revenues benefited from higher NGL and natural gas prices and a slight increase in production.

- **Haynesville**
  Revenue from the Haynesville asset was $23.7 million in Q4 2022, compared to $13.0 million in Q4 2021, as the asset benefited from higher natural gas prices and increased production from new wells.

- **SCOOP/STACK**
  Royalties from the SCOOP/STACK asset generated $13.9 million in Q4 2022 compared to $10.2 million, reflecting higher prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.

- **Permian**
  Royalties from the Permian Basin asset contributed $14.2 million in Q4 2022 compared to $10.0 million in Q4 2021. The increase in revenue in the current period reflects higher realized prices and higher production from new wells.

- **Weyburn**
  Revenue from the Weyburn unit was $12.8 million in Q4 2022 compared to $12.3 million in Q4 2021, reflecting the increase in commodity prices, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

		For the three months ended December 31,		
(expressed in millions)		**2022**	2021	Variance
Costs of stream sales	$	**39.8**	$ 44.0	$ (4.2)
Mineral production taxes		**0.6**	0.8	(0.2)
Mining costs of sales	$	**40.4**	$ 44.8	$ (4.4)
Energy costs of sales		**5.4**	3.6	1.8
	$	**45.8**	$ 48.4	$ (2.6)

Costs of sales related to our streams were lower compared to Q4 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to Q4 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in Q4 2022 to Q4 2021 is shown below:

Costs of Sales Reconciliation – Q4 2021 to Q4 2022

COS - Q4 2021	$48.4
Guadalupe-Palmarejo	- $2.3
Antapaccay	- $1.6
Cobre Panama	- $1.0
Karma	- $0.3
MWS	- $0.3
Energy - Canada	- $0.2
Antamina	- $0.2
Sudbury	+ $1.6
Midland	+ $1.7
COS - Q4 2022	$45.8

Depletion and Depreciation

Depletion and depreciation expense totaled $73.5 million in Q4 2022, compared to $78.2 million in Q4 2021. While GEOs sold in the current quarter were relatively consistent with the prior year period, we sold a higher proportion of GEOs from assets which carry a relatively lower depletion rate per GEO. A comparison of our depletion expense incurred in Q4 2022 to Q4 2021 is shown below:

Depletion Reconciliation – Q4 2021 to Q4 2022

Depletion - Q4 2021	$78.2
Antapaccay	- $3.3
Karma	- $1.3
Cobre Panama	- $1.2
Vale Debentures	- $0.7
Other, net	- $0.4
Haynesville	+ $0.7
SCOOP/STACK	+ $0.7
Midland	+ $0.8
Depletion - Q4 2022	$73.5

Income Taxes

Income tax expense was $30.0 million in Q4 2022, compared to $44.7 million in Q4 2021, comprised of a current income tax expense of $14.8 million (Q4 2021 – $17.8 million) and a deferred income tax expense of $15.2 million (Q4 2021 – $26.9 million).

Net Income

Net income for Q4 2022 was $165.0 million, or $0.86 per share, compared to $220.9 million, or $1.16 per share, in Q4 2021. The decrease in net income is primarily attributable to the impairment reversal of $75.5 million we recorded in the prior year period related to our interests in the Weyburn unit. We also earned slightly lower revenue in the current period, partly offset by lower operating expenses. Adjusted Net Income, which adjusts for the Weyburn impairment reversal and other items, was $164.9 million, or $0.86 per share, slightly higher compared to $163.7 million, or $0.86 per share, earned in Q4 2021. Please refer to the "Non-GAAP Financial Measures" section of this MD&A for further details.

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		**2022**		2021	Variance
Gold[1]	($/oz)	$ **1,801**	$	1,800	0.0 %
Silver[1]	($/oz)	**21.75**		25.17	(13.6)%
Platinum[1]	($/oz)	**961**		1,091	(11.9)%
Palladium[1]	($/oz)	**2,107**		2,397	(12.1)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	**122**		160	(24.0)%
Edmonton Light	(C$/bbl)	**119.73**		80.29	49.1 %
West Texas Intermediate	($/bbl)	**94.23**		67.91	38.8 %
Henry Hub	($/mcf)	**6.51**		3.72	75.0 %
CAD/USD exchange rate[2]		**0.7689**		0.7977	(3.6)%

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.

2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the years ended December 31, 2022 and 2021 were as follows:

For the year ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2022	2021	Variance	**2022**	2021	Variance
Commodity						
Gold	**401,756**	420,535	(18,779)	$ **723.1**	$ 750.6	$ (27.5)
Silver	**77,232**	97,234	(20,002)	**139.9**	172.7	(32.8)
PGM	**31,397**	40,628	(9,231)	**56.7**	72.4	(15.7)
Precious Metals	**510,385**	558,397	(48,012)	$ **919.7**	$ 995.7	$ (76.0)
Iron ore	**30,803**	49,748	(18,945)	$ **55.5**	$ 89.6	$ (34.1)
Other mining assets	**3,760**	2,836	924	**6.9**	5.2	1.7
Oil	**86,068**	60,447	25,621	**156.0**	108.1	47.9
Gas	**84,227**	44,685	39,542	**150.9**	79.8	71.1
NGL	**14,717**	12,124	2,593	**26.7**	21.6	5.1
Diversified	**219,575**	169,840	49,735	$ **396.0**	$ 304.3	$ 91.7
	729,960	728,237	1,723	$ **1,315.7**	$ 1,300.0	$ 15.7
Geography						
South America	**200,540**	229,924	(29,384)	$ **361.8**	$ 410.3	$ (48.5)
Central America & Mexico	**165,054**	177,854	(12,800)	**298.0**	318.9	(20.9)
United States	**181,378**	152,658	28,720	**327.5**	270.3	57.2
Canada	**114,799**	104,534	10,265	**205.9**	186.9	19.0
Rest of World	**68,189**	63,267	4,922	**122.5**	113.6	8.9
	729,960	728,237	1,723	$ **1,315.7**	$ 1,300.0	$ 15.7
Type						
Revenue-based royalties	**275,893**	237,643	38,250	$ **496.0**	$ 425.6	$ 70.4
Streams	**382,510**	418,982	(36,472)	**690.0**	748.5	(58.5)
Profit-based royalties	**48,241**	43,952	4,289	**87.1**	76.0	11.1
Other	**23,316**	27,660	(4,344)	**42.6**	49.9	(7.3)
	729,960	728,237	1,723	$ **1,315.7**	$ 1,300.0	$ 15.7

1 Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Refer to Note 1 at the bottom of page 12 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

We earned $1,315.7 million in revenue in 2022, up 1.2% from 2021. The growth in our revenue was driven by higher revenue from our Energy assets, partly offset by a decrease in GEOs earned from our Precious Metal and Iron Ore assets. We earned 69.9% of our 2022 revenue from Precious Metal assets, compared to 76.6% in 2021 due to the growth in our Diversified assets driven by the increase in oil and gas prices in 2022. Geographically, we remain heavily invested in the Americas, with 90.7% of revenue in 2022, compared to 91.3% in 2021.

Revenue by Commodity and Geography – 2021 to 2022
(US$ millions)



We sold 729,960 GEOs in 2022, compared to 728,237 GEOs in 2021. A comparison of our sources of GEOs in 2022 to 2021 is shown below:

GEOs Sold Reconciliation – 2021 to 2022



Precious Metals

Our Precious Metal assets contributed 510,385 GEOs in 2022, down from 558,397 GEOs in 2021. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

- **Antamina**
  We sold 3.1 million silver ounces in 2022, down from 3.8 million ounces in 2021 when production of silver ounces at Antamina was particularly strong. When converted to GEOs, we realized 37,572 GEOs, compared to 53,354 GEOs in 2021, reflecting the lower sales and the less favorable silver to gold conversion ratio compared to 2021.

- **Stillwater**
  We earned 20,265 GEOs from Stillwater, compared to 32,289 GEOs in 2021. PGM production was lower at Stillwater as a result of operational constraints and the temporary suspension of operations following the flooding that occurred in June 2022. In addition, the decrease in GEOs reflects a less favorable PGM to gold conversion ratio compared to the 2021 period.

- **Antapaccay**
  We sold 53,023 GEOs from our Antapaccay stream, compared to 62,411 GEOs in 2021 due to anticipated lower grades in 2022 as well as a temporary elevated strip ratio. Production is expected to increase in 2023 based on mining sequence planning.

- **Cobre Panama**
  We sold 123,769 GEOs from our Cobre Panama stream, compared to 131,062 GEOs in 2021. While Cobre Panama delivered record production of 350,000 tonnes of copper in the year, an increase of 6% from 2021, deliveries to Franco-Nevada were lower than in the prior year period due to the timing of shipments.

The above decreases were partly offset by the following factors:

- **Tasiast**
  We earned 10,221 GEOs from our Tasiast royalty, compared to 3,738 GEOs in 2021, attributable to record production and record grades at the mine. Throughput capacity increased during the year as part of the Tasiast 24k project. Production in the prior year was also negatively affected by a mill fire that occurred in June 2021.

- **Candelaria**
  We sold 69,854 GEOs from our Candelaria stream, compared to 65,034 in 2021. While Candelaria produced less gold in 2022 than in 2021, deliveries to Franco-Nevada were higher in the current period due to the timing of shipments.

- **Subika (Ahafo)**
  We earned 10,102 GEOs from our Subika (Ahafo) royalty, compared to 6,421 GEOs in 2021 due to higher ore grade milled at the mine as well as a larger proportion of production being sourced from ground covered by our royalty.

Diversified

Our Diversified assets generated $396.0 million in revenue in 2022, up from $304.3 million in 2021, primarily comprising our Iron Ore and Energy interests. Our Iron Ore assets generated $55.5 million in 2022, compared to $89.6 million in 2021. Our Energy interests contributed $333.6 million in revenue in 2022, compared to $209.5 million in 2021. When converted to GEOs, Diversified assets contributed 219,575 GEOs in 2022, up from 169,840 GEOs in 2021. The calculation of GEOs from Diversified assets is affected by relative changes in commodity prices during the period. In 2022, revenues from our Energy interests benefited from more favorable GEO conversion ratios than in 2021 due to higher relative prices, while GEOs from our Iron Ore assets were negatively impacted by a less favorable GEO conversion ratio.

Other Mining

- **Vale Royalty**
  Revenue from Vale was $40.7 million in 2022 compared to $59.4 million in 2021, primarily due to lower iron ore prices as well as lower attributable sales.

- **LIORC**
  LIORC contributed $14.8 million in revenue in 2022 compared to $30.2 million in 2021, reflecting lower iron ore prices which more than offset an increase in pellet and concentration production at the Carol Lake mine. Iron Ore Company of Canada reported higher than historical levels of capital expenditures to maintain and upgrade existing infrastructure at the Carol Lake mine.

Energy

- **Marcellus**
  Revenue from the Marcellus asset, operated by Range Resources, was $56.5 million in 2022 compared to $36.1 million in 2021. Higher prices for natural gas and natural gas liquids more than offset a slight reduction in production in the current year.

- **Haynesville**
  In 2022, we earned $72.9 million in revenue from our Haynesville portfolio, compared to $38.5 million in 2021 due to higher natural gas prices.

- **SCOOP/STACK**
  Royalties from the SCOOP/STACK generated $57.8 million in 2022 compared to $36.4 million in 2021, primarily due to higher realized prices and increased production from our interests earned through the Royalty Acquisition Venture with Continental.

- **Permian**
  Royalties from the Permian Basin contributed $52.6 million in 2022 compared to $35.0 million in 2021, reflecting higher commodity prices and higher production volumes from the Permian Basin compared to the prior year.

- **Weyburn**
  Revenue from the Weyburn unit in 2022 was $65.0 million compared to $43.8 million in 2021. Revenues benefited from higher prices and increased production in 2022 compared to 2021, which more than offset higher operating and capital expenditures incurred through our NRI and working interest.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

					For the year ended December 31,		
(expressed in millions)		**2022**		2021		Variance	
Costs of stream sales	$	**158.2**	$	164.2	$	(6.0)	
Mineral production taxes		**2.1**		2.4		(0.3)	
Mining costs of sales	$	**160.3**	$	166.6	$	(6.3)	
Energy costs of sales		**16.6**		11.7		4.9	
	$	**176.9**	$	178.3	$	(1.4)	

Costs of sales related to our streams in 2022 decreased relative to 2021, reflecting the decrease in GEOs from our streams. This was partly offset by the impact of having received a larger proportion of our GEOs from streams which carry a higher cost per ounce. In addition, our costs of sales related to our Energy assets increased compared to YTD 2021, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. A comparison of our costs of sales incurred in 2022 to 2021 is shown below:

Costs of Sales Reconciliation – 2021 to 2022

COS - 2021	$178.3
Guadalupe-Palmarejo	- $4.4
Antapaccay	- $3.3
Antamina	- $1.4
Karma	- $1.3
SCOOP/STACK	+ $1.3
Other, net	+ $1.4
Candelaria	+ $2.6
Sudbury	+ $3.7
COS - 2022	$176.9

Depletion and Depreciation

Depletion and depreciation expense totaled $286.2 million in 2022 compared to $299.6 million in 2021. While total GEOs sold increased over the prior year period, a larger proportion of our GEOs were earned from assets which carry a lower depletable base. A comparison of our depletion expense incurred in 2022 to 2021 is shown below:

Depletion Reconciliation – 2021 to 2022

Depletion - 2021	$299.6
Antapaccay	- $9.0
Antamina	- $6.3
Karma	- $4.7
Cobre Panama	- $2.1
Other, net	+ $0.2
Energy - Canada	+ $2.6
Candelaria	+ $2.7
SCOOP/STACK	+ $3.2
Depletion - 2022	$286.2

Income Taxes

Income tax expense in 2022 totaled $133.1 million, compared to $124.1 million in 2021, comprised of a current income tax expense of $95.7 million (2021 – $87.0 million) and a deferred income tax expense of $37.4 million (2021 – $37.1 million).

Franco-Nevada is undergoing an audit by the CRA of its 2012-2017 taxation years. Refer to the "Contingencies" section of this MD&A for further details.

Net Income

Net income in 2022 was $700.6 million, or $3.66 per share, compared to $733.7 million, or $3.84 per share in 2021. While we earned higher revenue in 2022 than in the prior year, net income decreased due to the impairment reversal of $75.5 million we recorded in the prior year period related to our interests in the Weyburn unit. Adjusted Net Income, which adjusts for the Weyburn impairment reversal and other items, was $697.6 million, or $3.64 per share, compared to $673.6 million, or $3.52 per share, earned in 2021. The increase in Adjusted Net Income in 2022 was driven by our increased revenue, lower costs of sales and lower depletion and depreciation expense relative to 2021. Please refer to the "Non-GAAP Financial Measures" section of this MD&A for further details.

Impairment Charges and Reversals

We did not record any impairment charges or reversals in 2022.

In 2021, we recorded an impairment reversal related to our interests in the Weyburn unit and impaired our Aği Daği royalty. Please refer to Note 8(b) to the financial statements for further details on our 2021 impairment assessments.

		2021
Royalty, stream and working interests, net		
Weyburn	$	(75.5)
Aği Daği		7.5
	$	(68.0)

Weyburn

As at December 31, 2021, as a result of an increase in forecasted benchmark oil and gas prices relative to the lows of April 2020, we assessed whether there were indicators that impairment losses previously recorded in relation to our Energy interests may no longer exist or may have decreased. With respect to our interests in the Weyburn unit, we determined that there were indicators of impairment reversal and carried out an asset impairment reversal assessment. As the recoverable amount, estimated to be $218.0 million, exceeded the carrying value, we recorded a pre-tax impairment reversal of $75.5 million ($55.5 million on an after-tax basis) in Q4 2021.

Aği Daği

In Q2 2021, we recorded a pre-tax impairment of $7.5 million related to our Aği Daği royalty as a result of Alamos' filing of an investment treaty claim against the Republic of Türkiye for failing to grant routine renewals of key licenses and permits for its Turkish assets.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

(expressed in millions)		For the three months ended December 31,					For the year ended December 31,		
		2022		2021		Variance		**2022**	2021	Variance
Salaries and benefits	$	**3.0**	$	2.8	$	0.2	$	**9.8**	$	9.1	$	0.7
Professional fees		**1.5**		1.3		0.2		**4.3**		4.6		(0.3)
Filing fees		**–**		–		–		**1.0**		0.5		0.5
Office costs		**0.1**		0.1		–		**0.5**		0.4		0.1
Board of Directors' costs		**0.1**		0.1		–		**0.3**		0.5		(0.2)
Other		**1.7**		0.9		0.8		**6.6**		4.5		2.1
General and administrative expenses	$	**6.4**	$	5.2	$	1.2	$	**22.5**	$	19.6	$	2.9
Share-based compensation expenses		**5.4**		4.4		1.0		**10.1**		11.2		(1.1)
	$	**11.8**	$	9.6	$	2.2	$	**32.6**	$	30.8	$	1.8

General and administrative and share-based compensation expenses represented 2.5% of our revenue, up from 2.4% in 2021. Our general and administrative expenses include business development costs. These costs vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, the expense of deferred share units ("DSUs") granted to the directors of the Company in the year, as well as the mark-to-market value of the DSUs. Share-based compensation was lower in 2022 than in 2021 owing to the lower share price during the period which resulted in a lower mark-to-market adjustment on the DSU liability.

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,				For the year ended December 31,			
		2022	2021	Variance		2022	2021	Variance
Foreign exchange gain (loss)	$	0.7	$ (1.0)	$ 1.7	$	3.3	$ (2.4)	$ 5.7
Mark-to-market (loss) gain on warrants		(0.4)	(0.3)	(0.1)		0.3	(0.4)	0.7
Other expenses		(0.2)	–	(0.2)		–	(0.2)	0.2
	$	0.1	$ (1.3)	$ 1.4	$	3.6	$ (3.0)	$ 6.6

The parent company's functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q4 2022 and 2022, the foreign exchange gain is primarily related to a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,				For the year ended December 31,			
		2022	2021	Variance		2022	2021	Variance
Finance Income								
Interest	$	6.7	$ 0.7	$ 6.0	$	12.6	$ 3.7	$ 8.9
	$	6.7	$ 0.7	$ 6.0	$	12.6	$ 3.7	$ 8.9
Finance Expenses								
Standby charges	$	0.5	$ 0.6	$ (0.1)	$	2.2	$ 2.2	$ –
Amortization of debt issue costs		0.2	0.3	(0.1)		0.9	1.1	(0.2)
Interest		–	–	–		–	0.2	(0.2)
Accretion of lease liabilities		–	–	–		0.1	0.1	–
	$	0.7	$ 0.9	$ (0.2)	$	3.2	$ 3.6	$ (0.4)

Finance income is earned on our cash and cash equivalents. We also earned interest income on the Noront loan receivable until it was repaid in May 2022 as well as receiving a payment of 5% of the principal amount triggered by a change in control of Noront by Wyloo Metals on April 7, 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our credit facility based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facility. In 2022, we did not incur interest expense as we have not borrowed any amounts under our credit facilities during the period.

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters[1] is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, GEOs, per GEO amounts and per share amounts)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Revenue	$ 320.4	$ 304.2	$ 352.3	$ 338.8	$ 327.7	$ 316.3	$ 347.1	$ 308.9
Costs and expenses[2]	131.5	116.0	120.7	126.8	60.6	119.5	141.8	117.4
Operating income	188.9	188.2	231.6	212.0	267.1	196.8	205.3	191.5
Other income (expenses)	6.1	(0.7)	1.6	6.0	(1.5)	(0.6)	(0.6)	(0.2)
Income tax expense	30.0	30.4	36.7	36.0	44.7	30.2	29.4	19.8
Net income	165.0	157.1	196.5	182.0	220.9	166.0	175.3	171.5
Basic earnings per share	$ 0.86	$ 0.82	$ 1.03	$ 0.95	$ 1.16	$ 0.87	$ 0.92	$ 0.90
Diluted earnings per share	$ 0.86	$ 0.82	$ 1.02	$ 0.95	$ 1.15	$ 0.87	$ 0.92	$ 0.90
Net cash provided by operating activities	$ 279.3	$ 232.3	$ 257.3	$ 230.6	$ 279.0	$ 206.9	$ 245.2	$ 224.3
Net cash used in investing activities	(98.2)	(30.9)	(14.8)	(1.6)	(36.4)	(7.1)	(543.1)	(178.4)
Net cash used in financing activities	(43.7)	(49.1)	(48.6)	(47.6)	(46.1)	(47.3)	(44.9)	(41.9)
Average Gold Price[3]	$ 1,729	$ 1,728	$ 1,872	$ 1,874	$ 1,795	$ 1,789	$ 1,816	$ 1,794
GEOs sold[4]	183,886	176,408	191,052	178,614	182,543	177,578	192,379	175,737
Cash Costs[5]	$ 45.8	$ 42.0	$ 45.5	$ 43.6	$ 48.4	$ 42.0	$ 47.3	$ 40.6
Cash Costs[5] per GEO sold	$ 249	$ 238	$ 238	$ 244	$ 265	$ 237	$ 246	$ 231
Adjusted EBITDA[5]	$ 262.4	$ 256.7	$ 301.2	$ 286.6	$ 269.8	$ 269.8	$ 290.0	$ 262.7
Adjusted EBITDA[5] per share	$ 1.37	$ 1.34	$ 1.57	$ 1.50	$ 1.41	$ 1.41	$ 1.52	$ 1.37
Adjusted EBITDA Margin[5]	81.9 %	84.4 %	85.5 %	84.6 %	82.3 %	85.3 %	83.5 %	85.0 %
Adjusted Net Income[5]	$ 164.9	$ 159.7	$ 195.8	$ 177.2	$ 163.7	$ 165.6	$ 182.6	$ 160.9
Adjusted Net Income[5] per share	$ 0.86	$ 0.83	$ 1.02	$ 0.93	$ 0.86	$ 0.87	$ 0.96	$ 0.84

1   Sum of the quarters may not add up to yearly total due to rounding.

2   Includes impairment (reversals) and charges on royalty, stream and working interests of $(75.5) million in Q4 2021 and $7.5 million in Q2 2021.

3   Based on LBMA Gold Price PM Fix.

4   Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada's attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 21 and 25 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2022 and 2021, respectively.

5   Cash Costs, Cash Costs per GEOs, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Starting in Q4 2021, revenue from Franco-Nevada's Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. Similarly, the composition of Cash Costs and Cash Costs per GEOs has been amended to include production costs from Franco-Nevada's Energy assets, and Cash Costs and Cash Costs per GEOs for comparative periods have been recalculated to conform with current presentation. Refer to the "Non-GAAP financial measures" section of this MD&A for more information on each non-GAAP financial measure.

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

(expressed in millions, except debt to equity ratio)	At December 31, 2022		At December 31, 2021
Cash and cash equivalents	$	1,196.5	$ 539.3
Current assets		1,383.1	751.4
Non-current assets		5,243.7	5,458.5
Total assets	$	6,626.8	$ 6,209.9
Current liabilities	$	50.2	$ 43.2
Non-current liabilities		159.0	141.5
Total liabilities	$	209.2	$ 184.7
Total shareholders' equity	$	6,417.6	$ 6,025.2
Total common shares outstanding		191.9	191.3
Capital management measures			
Available capital	$	2,177.7	$ 1,621.1
Debt-to-equity		–	–

Assets

Total assets were $6,626.8 million as at December 31, 2022 compared to $6,209.9 million as at December 31, 2021. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2021 primarily reflects our higher cash and cash equivalents balance, partly offset by a decrease in our royalty, stream and working interests due to depletion and the impact of changes in foreign exchange rates. Our investments, which are marked-to-market at every period end, also decreased relative to December 31, 2021.

Liabilities

Total liabilities were relatively consistent with those as at December 31, 2021. Total liabilities as at December 31, 2022 are primarily comprised of $43.1 million of accounts payable and accrued liabilities, $7.1 million of current income tax liabilities, and $153.0 million of deferred income tax liabilities.

Shareholders' Equity

Shareholders' equity increased by $392.4 million compared to December 31, 2021, reflecting net income of $700.6 million. We also recorded a loss on the fair value of our equity investments, net of tax, of $36.7 million, and a loss of $92.0 million in currency translation adjustments due to the weakening of the Canadian dollar. The decrease in shareholders' equity also reflect dividends of $245.8 million in 2022. Of those dividends, $48.2 million were settled through the issuance of common shares pursuant to the DRIP.

Liquidity and Capital Resources

Cash flow for the years ended December 31, 2022 and 2021 was as follows:

(expressed in millions)	For the three months ended December 31, 2022		For the three months ended December 31, 2021	For the year ended December 31, 2022		For the year ended December 31, 2021
Net cash provided by operating activities	$	279.3	$ 279.0	$ 999.5	$	955.4
Net cash used in investing activities		(98.2)	(36.4)	(145.5)		(765.0)
Net cash used in financing activities		(43.7)	(46.1)	(189.0)		(180.2)
Effect of exchange rate changes on cash and cash equivalents		1.7	(3.9)	(7.8)		(5.1)
Net change in cash and cash equivalents	$	139.1	$ 192.6	$ 657.2	$	5.1

Operating Cash Flow

Net cash provided by operating activities was $279.3 million in Q4 2022 (Q4 2021 – $279.0 million). Operating cash flow in Q4 2022 was consistent compared to the same period in 2021. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties.

For 2022, net cash provided by operating activities was $999.5 million (2021 - $955.4 million). Operating cash flow was consistent compared to 2021.

Investing Activities

Net cash used in investing activities was $98.2 million in Q4 2022 (Q4 2021 – $36.4 million) and primarily consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the additional NSR on Eskay Creek for $19.9 million, the royalties on Spences Bridge for $6.0 million, the Argonaut common shares for $10.0 million (C$13.6 million), the Westhaven common shares for $0.73 million (C$1.0 million) and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $6.7 million. Comparatively, investing activities in Q4 2021 primarily consisted of the acquisition of the acquisition of the Copper World royalty, the equity investment in Skeena Resources, and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $11.5 million.

For 2022, net cash used in investing activities was $145.5 million (2021 - $765.0 million) and consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the Caserones royalty for $37.4 million, the G Mining Common Shares for $27.5 million (C$35.8 million), the additional NSR on Eskay Creek for $19.9 million, the Argonaut common shares for $10.0 million (C$13.6 million), the EMX common shares for $10.0 million ($12.6 million), the Castle Mountain royalty for $6.0 million, the royalties on Spences Bridge for $6.0 million and the funding of our share of acquisitions through the Royalty Acquisition Venture with Continental of $13.3 million. These cash outlays were partially offset by the receipt of $42.7 million as repayment of our loan to Noront. Comparatively, in 2021, investing activities consisted of the acquisition of the Vale Royalty Debentures at a cost of $538 million (R$3,049,500,000), the Condestable stream for a gross purchase price of $165.0 million, the Séguéla royalty for $15.2 million (A$20.0 million), and $31.0 million of royalty acquisitions through the Royalty Acquisition Venture.

Financing Activities

For Q4 2022, net cash used by financing activities was $43.7 million (Q4 2021 – $46.1 million), primarily reflecting the payment of dividends.

For 2022, net cash used by financing activities was $189.0 million (2021 – $180.2 million), primarily reflecting the payments of dividends. Comparatively, in 2021, in addition to the payment of dividends, financing activities reflect the drawdown of $150.0 million from our Corporate Revolver to finance the acquisition of the Vale Royalty Debentures which was repaid within the same period.

Capital Resources

Our cash and cash equivalents totaled $1,196.5 million as at December 31, 2022 (December 31, 2021 – $539.3 million). In addition, we held investments of $227.2 million as at December 31, 2022 (December 31, 2021 – investments and loan receivable of $275.6 million), of which $220.8 million was held in publicly-traded equity instruments (December 31, 2021 – $231.0 million). Of the $220.8 million held in publicly-traded equity instruments, $157.0 million relate to our holdings of LIORC (December 31, 2021 – $187.4 million).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which was renewed on August 15, 2022. The renewed Corporate Revolver has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada's leverage ratio as referenced in Note 11 of the financial statements. As at December 31, 2022, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $18.8 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the "Contingencies" section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at March 15, 2023, we have a total of $981.2 million available under the Corporate Revolver.

Management's objectives when managing capital are:

(a) when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and

(b) to ensure that adequate levels of capital are maintained to meet Franco-Nevada's operating requirements and other current liabilities.

As at December 31, 2022, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During 2022, Canadian dollar traded in a range of $0.7217 to $0.8031, ending at $0.7383, and the Australian dollar traded between $0.6200 and $0.7595, ending at $0.6816.

Our near-term cash requirements include our funding commitments towards the Tocantinzinho Stream and Term Loan, the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada's commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2022:

Interest	Attributable payable production to be purchased			Per ounce cash payment[1],[2]			Term of agreement[3]	Date of contract
	Gold	Silver	PGM	Gold	Silver	PGM		
Antamina	– %	22.5 % [4]	– %	n/a	5 % [5]	n/a	40 years	7-Oct-15
Antapaccay	– % [6]	– % [7]	– %	20 % [8]	20 % [9]	n/a	40 years	10-Feb-16
Candelaria	68 % [10]	68 % [10]	– %	$ 400	$ 4.00	n/a	40 years	6-Oct-14
Cobre Panama Fixed Payment Stream	– % [11]	– % [12]	– %	$ 418 [13]	$ 6.27 [14]	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	– % [15]	– % [16]	– %	20 % [17]	20 % [18]	n/a	40 years	19-Jan-18
Condestable	– % [19]	– % [20]	– %	20 % [21]	20 % [22]	n/a	40 years	8-Mar-21
Guadalupe-Palmarejo	50 %	– %	– %	$ 800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 % [23]	– %	– %	20 % [24]	n/a	n/a	40 years	11-Aug-14
Sabodala	– % [25]	– %	– %	20 % [26]	n/a	n/a	40 years	25-Sep-20
MWS	25 %	– %	– %	$ 400	n/a	n/a	40 years [27]	2-Mar-12
Sudbury[28]	50 %	– %	50 %	$ 400	n/a	$ 400	40 years	15-Jul-08
Tocantinzinho	12.5 % [29]	– %	– %	20 % [30]	n/a	n/a	40 years	18-Jul-22
Cooke 4	7.0 %	– %	– %	$ 400	n/a	n/a	40 years	5-Nov-09

1 Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.

2 Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3 Subject to successive extensions.

4 Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.

5 Purchase price is 5% of the average silver price at the time of delivery.

6 Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7 Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8 Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.

9 Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

11 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

13 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

14 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

17 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

18 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.

19 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.

20 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.

21 Purchase price is 20% of the spot price of gold at the time of delivery.

22 Purchase price is 20% of the spot price of silver at the time of delivery.

23 Gold deliveries were fixed until February 28, 2021. Percentage is now 4.875% of gold production.

24 Purchase price is 20% of the average gold price at the time of delivery.

25 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

26 Purchase price is 20% of prevailing market price at the time of delivery.

27 Agreement is capped at 312,500 ounces of gold.

28 Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

29 Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.

30 Purchase price is 20% of the spot price of gold at the time of delivery.

Capital Commitments

As described in the "Corporate Developments" section above, Franco-Nevada has a strategic relationship with a subsidiary of Continental to jointly acquire royalty rights through the Royalty Acquisition Venture. As at December 31, 2022, Franco-Nevada has remaining commitments of $79.4 million, subject to the achievement of agreed upon development thresholds.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $1.1 million (C$1.5 million) in relation to its Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

The Company is committed to funding its acquisition of the Stream and obligations under the Term Loan in relation to the Tocantinzinho project as described in the "Corporate Developments" section above. The $250 million Stream deposit will become available after G Mining Ventures, the owner of the Tocantinzinho project, has spent at least $95 million on the project from January 1, 2022 and subject to certain other conditions. The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures' option following full funding of the Stream.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

Subsequent to year-end, the CRA expanded its audit up to the 2019 taxation year. The Company has not received any proposal or Notices of Reassessment in connection with this.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)

Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017	For 2014-2017:
			    Tax: $14.6 (C$19.9)
			    Interest and other penalties: $4.6 (C$6.2)
			
			If CRA were to reassess the 2018-2022 taxation years on the same basis:
			    Tax: $44.2 (C$59.9)
			    Interest and other penalties: $4.7 (C$6.3)

Transfer Pricing (Mexico)	Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company's Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.	2013, 2014, 2015, 2016	For 2013-2016:
			    Tax: $22.1 (C$29.9)
			    Transfer pricing penalties:
			    $7.7 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review
			    Interest and other penalties: $11.1 (C$15.1)
			
			The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.
			
			The Company's Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)	Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company's Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.	2014, 2015, 2016, 2017	For 2014-2017:
			    Tax: $34.4 (C$46.5)
			    Transfer pricing penalties:
			    $1.8 (C$2.5) for 2014-2015; $11.1 (C$15.1) for 2016-2017 under review
			    Interest and other penalties: $11.4 (C$15.5)
			
			If CRA were to reassess the 2018-2022 taxation years on the same basis:
			    Tax: $216.8 (C$293.7)
			    Transfer pricing penalties: $81.8 (C$110.9)
			    Interest and other penalties: $23.1 (C$31.3)

FAPI (Barbados)	The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company's Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.	2012, 2013	For 2012-2013:
			    Tax: $5.7 (C$7.7)
			    Interest and other penalties: $2.8 (C$3.7)
			
			Based on CRA's proposal letter, no reassessments for this issue for years after 2013 are expected.

(a) Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the "2014 and 2015 Domestic Reassessments") in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA's position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA's position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2022) and other penalties of $0.2 million (C$0.3 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the "2016 Domestic Reassessment") on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.4 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.3 million (C$3.1 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

On April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the "2017 Domestic Reassessment" and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the "Domestic Reassessments") on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $6.2 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.1 million (C$2.8 million). The Company has filed a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2022 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $44.2 million (C$59.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $4.7 million (C$6.3 million).

(b) Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the "2013 Reassessment") and for the 2014 and 2015 taxation years (the "2014 and 2015 Reassessments", collectively with the 2013 Reassessment, the "2013-2015 Reassessments") in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the *Income Tax Act* (Canada) (the "Act") and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.7 million (C$25.3 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $10.0 million (C$13.6 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.7 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the "2016 Reassessment") on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.4 million (C$4.6 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $1.1 million (C$1.5 million) but before any relief under the Canada-Mexico tax treaty. The Company's Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

For taxation years 2013 through 2016, the Company's Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(c) Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.0 million (C$6.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.5 million (C$3.4 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a) of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the "2017 Reassessment", collectively with the 2016 Reassessment, the "2016 and 2017 Reassessments") that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.4 million (C$39.8 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $8.9 million (C$12.1 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $216.8 million (C$293.7 million), transfer pricing penalties of approximately $81.8 million (C$110.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $23.1 million (C$31.3 million).

(d) Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the "FAPI Reassessments" and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the "Reassessments") in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income ("FAPI"). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $5.7 million (C$7.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.8 million (C$3.7 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 2 and 3 of the financial statements.

New and Amended Accounting Standards

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 15, 2023, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	191,892,691
Issuable upon exercise of Franco-Nevada options[1]	718,718
Issuable upon vesting of Franco-Nevada RSUs	102,104
Diluted common shares	192,713,513

1 There were 718,718 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share.

During the year ended December 31, 2022, we did not issue any common shares under our at-the-market equity program, which expired on May 28, 2022. We also have not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada's internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada's assets that could have a material effect on Franco-Nevada's financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of Franco-Nevada's internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in *Internal Control – Integrated Framework* (2013) as issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada's internal control over financial reporting was effective as of December 31, 2022.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada's disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2022.

For the year ended December 31, 2022, there has been no change in Franco-Nevada's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada's internal control over financial reporting.

Management's report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management's Report on Internal Control over Financial Reporting that accompanies Franco-Nevada's Annual Consolidated Financial Statements for the fiscal year ended December 31, 2022.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada's ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada's performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold

(expressed in millions, except per GEO amounts)	For the three months ended December 31,		For the year ended December 31,	
	2022	2021	**2022**	2021
Total costs of sales	$ **119.3**	$ 126.6	$ **463.1**	$ 477.9
Depletion and depreciation	**(73.5)**	(78.2)	**(286.2)**	(299.6)
Cash Costs	$ **45.8**	$ 48.4	$ **176.9**	$ 178.3
GEOs	**183,886**	182,543	**729,960**	728,237
Cash Costs per GEO sold	$ **249**	$ 265	$ **242**	$ 245

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share ("EPS"):

- Income tax expense/recovery;
- Finance expenses;
- Finance income;
- Depletion and depreciation;
- Impairment charges and reversals related to royalty, stream and working interests;
- Impairment of investments;
- Gains/losses on sale of royalty, stream and working interests;
- Gains/losses on investments;
- Foreign exchange gains/losses and other income/expenses; and
- Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA

(expressed in millions, except per share amounts)	For the three months ended December 31, 2022		2021	For the year ended December 31, 2022		2021
Net income	$	**165.0**	$ 220.9	$	**700.6**	$ 733.7
Income tax expense		**30.0**	44.7		**133.1**	124.1
Finance expenses		**0.7**	0.9		**3.2**	3.6
Finance income		**(6.7)**	(0.7)		**(12.6)**	(3.7)
Depletion and depreciation		**73.5**	78.2		**286.2**	299.6
Impairment reversals		**–**	(75.5)		**–**	(68.0)
Foreign exchange (gain) loss and other (income) expenses		**(0.1)**	1.3		**(3.6)**	3.0
Adjusted EBITDA	$	**262.4**	$ 269.8	$	**1,106.9**	$ 1,092.3
Basic weighted average shares outstanding		**191.7**	191.2		**191.5**	191.1
Basic earnings per share	$	**0.86**	$ 1.16	$	**3.66**	$ 3.84
Income tax expense		**0.16**	0.22		**0.70**	0.65
Finance expenses		**–**	–		**0.02**	0.02
Finance income		**(0.03)**	–		**(0.07)**	(0.02)
Depletion and depreciation		**0.38**	0.41		**1.49**	1.57
Impairment reversals		**–**	(0.39)		**–**	(0.36)
Foreign exchange (gain) loss and other (income) expenses		**–**	0.01		**(0.02)**	0.02
Adjusted EBITDA per share	$	**1.37**	$ 1.41	$	**5.78**	$ 5.72

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company's ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin

(expressed in millions, except Adjusted EBITDA Margin)	For the three months ended December 31, 2022		2021	For the year ended December 31, 2022		2021
Adjusted EBITDA	$	**262.4**	$ 269.8	$	**1,106.9**	$ 1,092.3
Revenue		**320.4**	327.7		**1,315.7**	1,300.0
Adjusted EBITDA Margin		**81.9 %**	82.3 %		**84.1 %**	84.0 %

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

- Foreign exchange gains/losses and other income/expenses;
- Impairment charges and reversals related to royalty, stream and working interests;
- Impairment of investments;
- Gains/losses on sale of royalty, stream and working interests;
- Gains/losses on investments;
- Unusual non-recurring items; and
- Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income

(expressed in millions, except per share amounts)	For the three months ended December 31, 2022	For the three months ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income	**$ 165.0**	$ 220.9	**$ 700.6**	$ 733.7
Impairment reversals	–	(75.5)	–	(68.0)
Foreign exchange (gain) loss and other (income) expenses	**(0.1)**	1.3	**(3.6)**	3.0
Finance income related to repayment of Noront loan	–	–	**(2.2)**	–
Tax effect of adjustments	–	19.3	**2.8**	17.8
Other tax related adjustments				
Recognition of previously unrecognized deferred tax assets	–	(2.3)	–	(12.9)
Adjusted Net Income	**$ 164.9**	$ 163.7	**$ 697.6**	$ 673.6
Basic weighted average shares outstanding	**191.7**	191.2	**191.5**	191.1
Basic earnings per share	**$ 0.86**	$ 1.16	**$ 3.66**	$ 3.84
Impairment reversals	–	(0.40)	–	(0.36)
Foreign exchange (gain) loss and other (income) expenses	–	0.01	**(0.02)**	0.02
Finance income related to repayment of Noront loan	–	–	**(0.01)**	–
Tax effect of adjustments	–	0.10	**0.01**	0.09
Other tax related adjustments				
Recognition of previously unrecognized deferred tax assets	–	(0.01)	–	(0.07)
Adjusted Net Income per share	**$ 0.86**	$ 0.86	**$ 3.64**	$ 3.52

Cautionary Statement on Forward-Looking Information

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, the completion of the public consultation process and obtaining all required Panamanian approvals for the Proposed Concession Contract with the GOP for the Cobre Panama mine and the terms of the Proposed Concession Contract. In addition, statements relating to resources and reserves, GEOs or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "potential for", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty,

stream or other interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company's exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada's most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada's most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Management's Report On Internal Control Over Financial Reporting

Franco-Nevada Corporation's ("Franco-Nevada") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States *Securities Exchange Act of 1934*, as amended.

Franco-Nevada's management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2022. Franco-Nevada's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in *Internal Control - Integrated Framework* (2013) issued

by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the President & Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink

Paul Brink
President & Chief Executive Officer

/s/Sandip Rana

Sandip Rana
Chief Financial Officer

March 15, 2023



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.



included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests

As described in Notes 2, 3 and 8 to the consolidated financial statements, the Company's royalty, stream and working interests carrying value was $4,927.5 million as of December 31, 2022. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that give rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment or



impairment reversal, including significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information. For certain energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company (management's specialists).

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of indicators of impairment or impairment reversal related to significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit. For certain energy interests, the work of management's specialists was used in performing the procedures to evaluate the reasonableness of management's assessment of indicators of impairment or impairment reversal related to significant changes in reserve estimates. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of management's specialists' findings.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 15, 2023

We have served as the Company's auditor since 2007.

Consolidated Statements of Financial Position

(in millions of U.S. dollars)		At December 31,
	2022	2021
Assets		
Cash and cash equivalents (Note 5)	$ **1,196.5**	$ 539.3
Receivables	**135.7**	119.8
Loan receivable (Note 6)	**–**	39.7
Prepaid expenses and other (Note 7)	**50.9**	52.6
Current assets	$ **1,383.1**	$ 751.4
Royalty, stream and working interests, net (Note 8)	$ **4,927.5**	$ 5,149.3
Investments (Note 6)	**227.2**	235.9
Deferred income tax assets (Note 17)	**39.9**	49.4
Other assets (Note 9)	**49.1**	23.9
Total assets	$ **6,626.8**	$ 6,209.9
Liabilities		
Accounts payable and accrued liabilities (Note 10)	$ **43.1**	$ 33.6
Current income tax liabilities	**7.1**	9.6
Current liabilities	$ **50.2**	$ 43.2
Deferred income tax liabilities (Note 17)	$ **153.0**	$ 135.4
Other liabilities	**6.0**	6.1
Total liabilities	$ **209.2**	$ 184.7
Shareholders' Equity		
Share capital (Note 18)	$ **5,695.3**	$ 5,628.5
Contributed surplus	**15.6**	16.1
Retained earnings	**940.4**	484.9
Accumulated other comprehensive loss	**(233.7)**	(104.3)
Total shareholders' equity	$ **6,417.6**	$ 6,025.2
Total liabilities and shareholders' equity	$ **6,626.8**	$ 6,209.9

Commitments and contingencies (Notes 23 and 24)

Subsequent events (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 15, 2023.

/s/David Harquail

David Harquail
Director

/s/Jennifer Maki

Jennifer Maki
Director

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars and shares, except per share amounts)		**2022**		2021
Revenue (Note 12)	$	**1,315.7**	$	1,300.0
Costs of sales				
Costs of sales (Note 13)	$	**176.9**	$	178.3
Depletion and depreciation		**286.2**		299.6
Total costs of sales	$	**463.1**	$	477.9
Gross profit	$	**852.6**	$	822.1
Other operating expenses (income)				
General and administrative expenses	$	**22.5**	$	19.6
Share-based compensation expenses (Note 14)		**10.1**		11.2
Impairment reversals (Note 8)		**–**		(68.0)
Gain on sale of gold bullion		**(0.7)**		(1.4)
Total other operating expenses (income)	$	**31.9**	$	(38.6)
Operating income	$	**820.7**	$	860.7
Foreign exchange gain (loss) and other income (expenses)	$	**3.6**	$	(3.0)
Income before finance items and income taxes	$	**824.3**	$	857.7
Finance items (Note 16)				
Finance income	$	**12.6**	$	3.7
Finance expenses		**(3.2)**		(3.6)
Net income before income taxes	$	**833.7**	$	857.8
Income tax expense (Note 17)		**133.1**		124.1
Net income	$	**700.6**	$	733.7
Other comprehensive (loss) income, net of taxes				
Items that may be reclassified subsequently to profit and loss:				
Currency translation adjustment	$	**(92.0)**	$	(4.0)
Items that will not be reclassified subsequently to profit and loss:				
(Loss) gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"), net of income tax (Note 6)		**(36.7)**		22.6
Other comprehensive (loss) income, net of taxes	$	**(128.7)**	$	18.6
Comprehensive income	$	**571.9**	$	752.3
Earnings per share (Note 19)				
Basic	$	**3.66**	$	3.84
Diluted	$	**3.65**	$	3.83
Weighted average number of shares outstanding (Note 19)				
Basic		**191.5**		191.1
Diluted		**191.9**		191.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)		**2022**		2021
Cash flows from operating activities				
Net income	$	**700.6**	$	733.7
Adjustments to reconcile net income to net cash provided by operating activities:				
Depletion and depreciation		**286.2**		299.6
Share-based compensation expenses		**8.2**		8.0
Impairment reversals		**–**		(68.0)
Unrealized foreign exchange loss		**3.3**		1.5
Deferred income tax expense		**37.4**		37.1
Other non-cash items		**(3.5)**		(3.0)
Acquisition of gold bullion		**(46.7)**		(40.0)
Proceeds from sale of gold bullion		**51.6**		27.5
Changes in other assets		**(26.7)**		(10.7)
Operating cash flows before changes in non-cash working capital	$	**1,010.4**	$	985.7
Changes in non-cash working capital:				
Increase in receivables	$	**(15.9)**	$	(26.4)
Increase in prepaid expenses and other		**(3.2)**		(2.4)
Increase (decrease) in current liabilities		**8.2**		(1.5)
Net cash provided by operating activities	$	**999.5**	$	955.4
Cash flows used in investing activities				
Acquisition of royalty, stream and working interests	$	**(139.6)**	$	(758.7)
Acquisition of investments		**(48.5)**		(17.2)
Acquisition of energy well equipment		**(1.9)**		(1.8)
Proceeds from settlement of loan receivable		**42.7**		–
Proceeds from sale of investments		**1.8**		12.7
Net cash used in investing activities	$	**(145.5)**	$	(765.0)
Cash flows used in financing activities				
Payment of dividends	$	**(197.6)**	$	(179.6)
Proceeds from draw of revolving credit facilities		**–**		150.0
Repayment of revolving credit facilities		**–**		(150.0)
Credit facility amendment costs		**(0.9)**		(1.0)
Proceeds from exercise of stock options		**9.5**		0.4
Net cash used in financing activities	$	**(189.0)**	$	(180.2)
Effect of exchange rate changes on cash and cash equivalents	$	**(7.8)**	$	(5.1)
Net change in cash and cash equivalents	$	**657.2**	$	5.1
Cash and cash equivalents at beginning of year	$	**539.3**	$	534.2
Cash and cash equivalents at end of year	$	**1,196.5**	$	539.3
Supplemental cash flow information:				
Dividend income received	$	**19.7**	$	30.2
Interest and standby fees paid	$	**2.4**	$	2.4
Income taxes paid	$	**95.1**	$	93.5

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in millions of U.S. dollars)	Share Capital (Note 18)		Contributed surplus		Accumulated other comprehensive loss		Retained earnings (deficit)		Total equity
Balance at January 1, 2021	$	5,580.1	$	14.0	$	(115.9)	$	(34.4)	$	5,443.8
Net income		–		–		–		733.7		733.7
Other comprehensive income, net of taxes		–		–		18.6		–		18.6
Total comprehensive income									$	752.3
Exercise of stock options	$	0.5	$	(0.1)	$	–	$	–	$	0.4
Share-based payments		–		8.3		–		–		8.3
Vesting of restricted share units		6.1		(6.1)		–		–		–
Transfer of gain on disposal of equity investments at FVTOCI		–		–		(7.0)		7.0		–
Dividend reinvestment plan		41.8		–		–		–		41.8
Dividends declared		–		–		–		(221.4)		(221.4)
Balance at December 31, 2021	$	**5,628.5**	$	**16.1**	$	**(104.3)**	$	**484.9**	$	**6,025.2**
Balance at January 1, 2022	$	5,628.5	$	16.1	$	(104.3)	$	484.9	$	6,025.2
Net income		–		–		–		700.6		700.6
Other comprehensive loss, net of taxes		–		–		(128.7)		–		(128.7)
Total comprehensive income									$	571.9
Exercise of stock options	$	12.2	$	(2.7)	$	–	$	–	$	9.5
Share-based payments		–		8.6		–		–		8.6
Vesting of restricted share units		6.4		(6.4)		–		–		–
Transfer of gain on disposal of equity investments at FVTOCI		–		–		(0.7)		0.7		–
Dividend reinvestment plan		48.2		–		–		–		48.2
Dividends declared		–		–		–		(245.8)		(245.8)
Balance at December 31, 2022	$	**5,695.3**	$	**15.6**	$	**(233.7)**	$	**940.4**	$	**6,417.6**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation ("Franco-Nevada" or the "Company") is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company principally focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company's shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company's head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant Accounting Policies

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") under the historical cost convention, except for equity investments, warrants and receivables from provisionally priced concentrate sales which are measured at fair value. These consolidated financial statements were authorized for issuance by the Board of Directors on March 15, 2023.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its "subsidiaries") (together the "Company").

(i) Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2022 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company's ability to access or use assets or settle liabilities of its subsidiaries.

(ii) Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations ("JO") and joint ventures ("JV").

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company's interests in any JO, the Company recognizes its share of any assets, liabilities, revenues and expenses of the JO.

The Company's JO arrangements are as follows:

- The Company participates in a strategic relationship with Continental Resources, Inc. ("Continental"), to jointly acquire mineral rights within Continental's areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC ("TMRC II"), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

- The Company also participates in joint operations with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The assets, liabilities, revenues and expenses of a JV are accounted for using the equity method. The Company does not have any JV arrangements.

(c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income. Acquisition costs are expensed.

(d) Currency Translation

(i) Functional and Presentation Currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the subsidiaries. The parent Company's functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company's peers. References herein to C$ are to Canadian dollars.

(ii) Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group's presentation currency, as follows:

- assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

- income and expenses for each subsidiary are translated at the average exchange rates during the period; and

- all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income.

(e) Royalty, Stream and Working Interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 *Property, Plant and Equipment* ("IAS 16"). The major categories of the Company's interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 *Exploration for and Evaluation of Mineral Resources* ("IFRS 6").

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i) Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii) Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company's best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f) Working Interests in Energy Properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proven and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g) Impairment of Non-Financial Assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units ("CGUs") which, in accordance with IAS 36 *Impairment of Assets* ("IAS 36"), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset's recoverable amount

exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h) Financial Instruments

Financial assets and financial liabilities are recognized on the Company's statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 *Financial Instruments* ("IFRS 9") model for classification the Company has classified its financial assets as described below.

(i) *Cash and Cash Equivalents*

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii) *Receivables*

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii) *Investments*

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company's equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at fair value through other comprehensive income ("FVTOCI"). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss ("FVTPL") and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income. Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income.

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income.

(iv) *Financial Liabilities*

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

(i) Revenue Recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i) *Stream Arrangements*

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer's metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii) *Royalty Arrangements*

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii) *Working Interest Arrangements*

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(j) Costs of Sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company's share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(k) Income Taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the tax uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

(l) Stock Options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company's estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(m) Restricted Share Units

The Company may grant performance-based or time-based restricted share units ("RSUs") to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 200% of the value.

(n) Deferred Share Units

Non-executive directors may choose to convert their directors' fees into deferred share units ("DSUs") under the terms of the Company's deferred share unit plan (the "DSU Plan"). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company's common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company's common shares when redemption takes place.

(o) Segment Reporting

The Company is engaged in the management and acquisition of royalties, streams and working interests in the mining and energy sectors. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer ("CEO") who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segments.

(p) Earnings per Share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 *Presentation of Financial Statements* ("IAS 1"). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. The amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The IASB issued amendments to IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors* ("IAS 8"). The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The Company will apply the amendments to changes in accounting estimates and errors, if any, as they arise in future periods.

Amendments to IAS 12 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The IASB issued amendments to IAS 12 *Income Taxes* ("IAS 12"). The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Note 3 – Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Proposed Concession Contract for Cobre Panama Mine

First Quantum Minerals Ltd. ("First Quantum"), Minera Panama, S.A. ("MPSA") and the Government of Panama (the "GOP") are engaged in discussions regarding a refreshed concession contract to secure the long-term future of the Cobre Panama mine. On February 23, 2023, ore processing operations were suspended as a result of the Panama Maritime Authority ("AMP") issuing a resolution requiring the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. On March 8, 2023, MPSA agreed and finalized the draft of a concession contract (the "Proposed Concession Contract") with the GOP. The Proposed Concession Contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly. MPSA has received authorization from the AMP and concentrate loading operations at the Punta Rincón port have resumed. Cobre Panama processing operations have resumed to normal levels with all three trains operating. MPSA continues to remobilize the workforce to full staffing levels.

Pending the outcome of these proceedings, there is a risk that operations at Cobre Panama may be suspended again. An extended suspension of operations at Cobre Panama may significantly impact Franco-Nevada's results of operations and the valuation of Franco-Nevada's stream interest in Cobre Panama. As at December 31, 2022, the carrying value of the Company's stream interest in Cobre Panama was $1,219.7 million.

Volatility in Commodity Prices

A number of geopolitical and market factors impacting global energy markets have contributed to extreme volatility in the price of gold, oil and gas. Assumptions about future commodity prices, interest rates and levels of supply and demand of commodities continue to be subject to greater variability than normal and there is heightened potential for impairments or reversals of impairments with respect to the Company's interests. The continuation of volatile commodity prices for a prolonged period may significantly affect the valuation of the Company's financial and non-financial assets and have a material adverse impact on Franco-Nevada's results of operations and financial condition.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company's assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company's financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company's royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 *Joint Arrangements* ("IFRS 11"). The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions and Other Transactions

(a) Acquisition of Gold Royalties – Australia

Subsequent to year-end, on February 22, 2023, Franco-Nevada acquired a portfolio of five primarily gold royalties from Trident Royalties Plc ("Trident"), which includes a 1.5% NSR on Ramelius Resources' Rebecca gold project ("Rebecca") located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

(b) Receipt of Valentine Gold Royalty Buy-back – Newfoundland & Labrador, Canada

Subsequent to year-end, on February 22, 2023, Marathon Gold Corporation ("Marathon") exercised its option to buy back 0.5% of the 2.0% NSR by paying $7.0 million to Franco-Nevada. The Company acquired the NSR, which covers the Valentine Gold project in Newfoundland & Labrador, on February 21, 2019 for $13.7 million (C$18.0 million).

(c) Acquisition of Additional Royalty on Eskay Creek – British Columbia, Canada

On December 30, 2022, Franco-Nevada acquired an additional 0.5% NSR on Skeena Resources Limited's ("Skeena") Eskay Creek gold-silver project ("Eskay Creek") in British Columbia for total consideration of $21.0 million (C$28.5 million) payable as follows: (i) $19.9 million (C$27.0 million) paid on closing of the transaction and (ii) $1.1 million (C$1.5 million) of contingent consideration payable upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek. In connection with this transaction, Skeena and Franco-Nevada terminated the right of first refusal to purchase a 0.5% NSR on Eskay Creek, which was granted to Franco-Nevada on December 24, 2021.

With the acquisition of this royalty, Franco-Nevada now has a 1.5% NSR over Eskay Creek covering the majority of the project's land package, including the known mineral resource.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payment will be capitalized as part of the cost of the royalty when the underlying obligating event has occurred.

(d) Acquisition of Royalty on Magino Gold Project – Ontario, Canada

On October 27, 2022, Franco-Nevada acquired a 2% NSR on Argonaut Gold Inc.'s ("Argonaut") construction-stage Magino gold project in Ontario for a purchase price of $52.5 million. In addition to the Magino project, the royalty covers all of Argonaut's regional exploration properties.

The Company also completed a private placement with Argonaut, acquiring 34,693,462 common shares at a price of C$0.39 per share for a total cost of $10.0 million (C$13.5 million).

The transaction has been accounted for as an acquisition of a mineral royalty interest. The Argonaut common shares are accounted for as equity investments designated at FVTOCI.

(e) Acquisition of Royalties on Spences Bridge Gold Belt Claims – British Columbia, Canada

On October 6, 2022, Franco-Nevada acquired a 2% NSR on all of Westhaven Gold Corp.'s ("Westhaven") claims across the Spences Bridge Gold Belt in Southern British Columbia, Canada, for $6.0 million. Westhaven has an option to buy-down 0.5% of the NSR for $3.0 million for a period of 5 years from the closing of the transaction. Franco-Nevada also acquired an existing 2.5% NSR from Westhaven on adjoining properties currently owned by Talisker Resources Ltd. for a purchase price of $0.75 million.

In addition, Franco-Nevada also subscribed for 2,500,000 common shares of Westhaven at a price of C$0.40 per share for a total cost of $0.73 million (C$1.0 million).

The transaction has been accounted for as an acquisition of a mineral royalty interest. The Westhaven common shares are accounted for as equity investments designated at FVTOCI.

(f) Acquisition of Royalties – Chile

On July 25, 2022, the Company acquired, through a wholly-owned subsidiary, a portfolio of seven royalties, each with a 2% NSR on precious metals and 1% NSR on base metals, for $1.0 million.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(g) Financing Package with G Mining Ventures on the Tocantinzinho Gold Project – Brazil

On July 18, 2022, the Company's wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC"), acquired a gold stream with reference to production from the Tocantinzinho project, owned by G Mining Ventures Corp. ("G Mining Ventures") and located in Pará State, Brazil (the "Stream"). FNBC will provide a deposit of $250.0 million. Additionally, through one of its wholly-owned subsidiaries, the Company provided G Mining Ventures with a $75.0 million secured term loan facility (the "Term Loan").

Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered. The $250 million deposit will become available after G Mining Ventures has spent at least $95 million on the Tocantinzinho project from January 1, 2022 and subject to certain other conditions.

The Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures' option following full funding of the Stream. The Term Loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate ("3-Month SOFR") +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada's subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn. Pursuant to the Term Loan, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million common shares of G Mining Ventures ("G Mining Common Shares") with a 5-year term and an exercise price of C$1.90 per G Mining Common Share. The warrants are included in Investments in the statement of financial position and are accounted for as derivatives designated at FVTPL.

As at December 31, 2022, no funding has been provided to G Mining Ventures under the Stream agreement and the Term Loan.

Franco-Nevada also subscribed for 44,687,500 G Mining Common Shares at a share price of C$0.80 per G Mining Common Share for a total cost of $27.5 million (C$35.8 million). The G Mining Common Shares are accounted for as equity investments designated at FVTOCI.

(h) Acquisition of Additional Royalty on Castle Mountain – California, U.S.

On May 2, 2022, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold Corp.'s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with the Company's 2.65% NSR on the broader Castle Mountain land position, the Company now has an effective 4.65% NSR on the Pacific Clay claims.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(i) Acquisition of Royalty on Caserones (Chile) and Private Placement with EMX Royalty Corporation

On April 14, 2022, the Company agreed to acquire, through a wholly-owned subsidiary, an effective 0.4582% NSR on JX Nippon Mining & Metals Group's producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. To purchase its interest in the Caserones royalty, Franco-Nevada acquired shares in Socieded Legal Minera California Una de la Sierra Peña Negra ("SLM California"). SLM California is a privately held entity whose purpose is to pay Chilean taxes in respect of and distribute proceeds from the Caserones royalty to its shareholders. Franco-Nevada was entitled to royalty payments in respect of the period commencing January 1, 2022.

Franco-Nevada has accounted for the transaction as an acquisition of a mineral royalty interest.

The Company also completed a private placement with EMX Royalty Corporation ("EMX"), acquiring 3,812,121 units of EMX at C$3.30 per unit for a total cost of $10.0 million (C$12.6 million). Each unit consists of one common share of EMX and one warrant to purchase one common share of EMX over five years at an exercise price of C$4.45. EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.

The EMX common shares are accounted for as equity investments designated at FVTOCI.

(j) Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the "Royalty Acquisition Venture"), royalty rights within Continental's areas of operation.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $12.2 million in 2022 (2021 – $22.4 million). In the first half of the year, following weak commodity prices, Franco-Nevada and Continental agreed to reduce the pace of their capital funding commitments to the Royalty Acquisition Venture. As at December 31, 2022, the total cumulative investment in the Royalty Acquisition Venture totaled $440.6 million and Franco-Nevada has remaining commitments of up to $79.4 million. Accounts payable at December 31, 2022 include $3.1 million (2021 - $1.7 million) of contributions disbursed after year-end.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

(k) Investment in Skeena Resources Limited (Eskay Creek) – Canada

On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million): (i) the Company acquired 1,471,739 common shares of Skeena, (ii) Skeena and Franco-Nevada entered into an amendment to the terms of their existing 1% NSR royalty agreement such that Franco-Nevada's amended royalty will cover substantially all of the Eskay Creek land package, including all currently known mineralized zones, and (iii) Skeena granted Franco-Nevada a right of first refusal (the "ROFR") over the sale of a 0.5% NSR royalty (the "0.5% NSR Royalty") on Eskay Creek. The ROFR was terminated when Franco-Nevada acquired the additional 0.5% NSR on December 30, 2022, as detailed in Note 4 (c) above.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The Skeena common shares are accounted for as equity investments designated at FVTOCI.

(l) Acquisition of Additional Royalty on Rosemont/Copper World – U.S.

On November 26, 2021, the Company, through a wholly-owned subsidiary, acquired from certain private sellers an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.'s ("Hudbay") Rosemont copper project. With the acquisition of this royalty, which has identical terms as the Company's existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, Franco-Nevada now has a 2.085% NSR over the project.

The total consideration for the 0.585% NSR royalty interest was $19.5 million payable as follows: (i) $7.0 million paid on closing of the transaction and (ii) up to $12.5 million in contingent payments upon achievement of certain milestones at Rosemont and/or the Copper World deposits.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payments will be capitalized as part of the cost of the royalty interest if and when the underlying obligating events have occurred.

(m) Acquisition of Royalty on Vale's Northern and Southeastern Iron Ore Systems – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.'s ("Vale") outstanding participating debentures (the "Royalty") for $538 million (R$3,049,500,000). The terms of the Royalty were set to ensure that holders would participate in potential future benefits that might be obtained from exploration of certain mineral resources from Vale's Northern System, Southeastern System and on certain copper and gold assets. Holders of the debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added and other sales or revenue taxes, transport costs and insurance expenses related to the trading of the products, derived from these mineral resources. Royalty payments are declared on a semi-annual basis on March 31st and September 30th of each year reflecting the sales from the underlying mines in the preceding half calendar year period.

Franco-Nevada has determined that the Royalty is economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished, and has accounted for the transaction as an acquisition of a mineral royalty interest.

(n) Acquisition of Royalty on Séguéla – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Fortuna Silver Mines Inc.'s ("Fortuna") Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(o) Acquisition of Stream on Condestable– Peru

On March 8, 2021, the Company, through a wholly-owned subsidiary, closed a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP ("SPM"), a private company.

Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the "Fixed Deliveries"). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the "Variable Phase 1 Deliveries"). The stream then reduces to 25% of gold and silver produced from concentrate over the remaining life of mine (the "Variable Phase 2 Deliveries"). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the "Ongoing Payment"). The stream has an effective date of January 1, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

The transaction has been accounted for as an acquisition of a stream interest.

Note 5 – Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At December 31,	
	2022	2021
Cash deposits	$ **541.4**	$ 529.7
Term deposits	**655.1**	9.6
	$ **1,196.5**	$ 539.3

As at December 31, 2022 and 2021, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 6 – Investments and Loan Receivable

Investments and loan receivable comprised the following:

	At December 31,	
	2022	2021
Loan receivable	$ **–**	$ 39.7
	$ **–**	$ 39.7
Equity investments	$ **224.6**	$ 235.1
Warrants	**2.6**	0.8
	$ **227.2**	$ 235.9

(a) Equity Investments

Equity investments comprised the following:

	At December 31,	
	2022	2021
Labrador Iron Ore Royalty Corporation ("LIORC")	$ **157.0**	$ 187.4
Other	**67.6**	47.7
	$ **224.6**	$ 235.1

During the year ended December 31, 2022, the Company disposed of equity investments with a cost of $1.1 million (2021 - $4.6 million) for gross proceeds of $1.8 million (2021 – $12.7 million).

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended December 31, 2022 and 2021 were as follows:

	At December 31,	
	2022	2021
(Loss) gain on changes in the fair value of equity investments at FVTOCI	$ **(42.3)**	$ 26.0
Income tax recovery (expense) in other comprehensive income	**5.6**	(3.4)
(Loss) gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$ **(36.7)**	$ 22.6

(b) Loan Receivable

The loan receivable was extended to Noront Resources Ltd. ("Noront") as part of the Company's acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. On May 4, 2022, following the acquisition of Noront by Wyloo Metals Pty Ltd., the Company received $42.7 million as full repayment of the loan.

Note 7 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprised the following:

	At December 31,	
	2022	2021
Gold bullion	$ **28.1**	$ 32.4
Prepaid expenses	**22.1**	18.8
Stream ounces inventory	**0.1**	0.5
Debt issue costs	**0.6**	0.9
	$ **50.9**	$ 52.6

Note 8 – Royalty, Stream and Working Interests

(a) Royalties, Streams and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

As at December 31, 2022	Cost	Accumulated depletion[1]	Impairment (charges) reversals	**Carrying value**
Mining royalties	$ 1,582.7	$ (716.9)	$ –	$ **865.8**
Streams	4,513.1	(2,065.7)	–	**2,447.4**
Energy	1,937.0	(755.5)	–	**1,181.5**
Advanced	426.6	(55.6)	–	**371.0**
Exploration	71.7	(9.9)	–	**61.8**
	$ 8,531.1	$ (3,603.6)	$ –	$ **4,927.5**

1. Accumulated depletion includes previously recognized impairment charges.

As at December 31, 2021	Cost	Accumulated depletion[1]	Impairment (charges) reversals	Carrying value
Mining royalties	$ 1,590.2	$ (687.2)	$ –	$ 903.0
Streams	4,511.9	(1,888.9)	–	2,623.0
Energy	1,972.6	(789.8)	75.5	1,258.3
Advanced	365.9	(49.6)	(7.5)	308.8
Exploration	67.1	(10.9)	–	56.2
	$ 8,507.7	$ (3,426.4)	$ 68.0	$ 5,149.3

1. Accumulated depletion includes previously recognized impairment charges.

Changes in royalty, stream and working interests for the periods ended December 31, 2022 and December 31, 2021 were as follows:

	Mining royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2021	$ 406.9	$ 2,653.6	$ 1,214.6	$ 294.0	$ 63.0	$ 4,632.1
Additions	540.0	165.6	24.7	22.7	–	753.0
Transfers	6.3	–	–	–	(6.3)	–
Impairment (charges) and reversals	–	–	75.5	(7.5)	–	68.0
Depletion	(42.7)	(196.2)	(57.9)	(0.6)	–	(297.4)
Impact of foreign exchange	(7.5)	–	1.4	0.2	(0.5)	(6.4)
Balance at December 31, 2021	$ 903.0	$ 2,623.0	$ 1,258.3	$ 308.8	$ 56.2	$ 5,149.3
Balance at January 1, 2022	$ 903.0	$ 2,623.0	$ 1,258.3	$ 308.8	$ 56.2	$ 5,149.3
Additions	44.1	1.6	12.1	72.7	7.9	138.4
Depletion	(40.2)	(177.2)	(66.4)	(0.2)	–	(284.0)
Impact of foreign exchange	(41.1)	–	(22.5)	(10.3)	(2.3)	(76.2)
Balance at December 31, 2022	$ **865.8**	$ **2,447.4**	$ **1,181.5**	$ **371.0**	$ **61.8**	$ **4,927.5**

Of the total net book value as at December 31, 2022, $3,980.2 million (December 31, 2021 - $4,107.5 million) is depletable and $947.3 million (December 31, 2021 - $1,041.8 million) is non-depletable.

(b) Impairments of Royalties, Streams and Working Interests

The Company has not recorded impairment charges or reversals for the year ended December 31, 2022.

2021 Indicators of Impairments and Reversals

The Company recorded impairment (reversals) and charges for the year ended December 31, 2021 as follows:

	2021
Royalty, stream and working interests, net	
Weyburn	$ (75.5)
Aği Daği	7.5
	$ (68.0)

Energy Interests

As at December 31, 2021, as a result of an increase in forecasted benchmark oil and gas prices relative to the lows of April 2020, the Company assessed whether there were indicators that impairment losses previously recorded in relation to its Energy interests may no longer exist or may have decreased.

With respect to its Weyburn interests, the Company determined that there were indicators of impairment reversal and carried out an asset impairment reversal assessment. The recoverable amount, based on the FVLCD model, was estimated to be $218.0 million, which exceeded the CGU's carrying value. As a result, a reversal of $75.5 million was recorded as of December 31, 2021.

Key assumptions and estimates used in determining the recoverable amount of the Weyburn interests are related to oil price and discount rates. The future cash flows expected from the Weyburn CGU were prepared by an independent reserve engineer and based on long-term West Texas Intermediate ("WTI") price forecasts from a sample of independent reserve evaluators. The Company assumed the differential to Edmonton Light prices to be $4.89/barrel and the U.S. dollar to Canadian dollar foreign exchange rate to be $0.80. The future cash flows were discounted using an after-tax discount rate of 10.5%.

Forecasted WTI prices as at December 31, 2021 used to determine the future cash flows were as follows:

	2022	2023	2024	2025	2026	Average annual increase thereafter
WTI oil price (US$/barrel)	$ 72.83	$ 68.78	$ 66.76	$ 68.09	$ 69.45	2%

A sensitivity analysis showing the impact of a change, in isolation, in the forecasted WTI price and discount rate is shown below:

	Increase (decrease) to impairment reversal			
	1% increase in the discount rate	1% decrease in the discount rate	10% decrease in WTI oil price	10% increase in WTI oil price
Weyburn	(16.9)	19.0	(54.9)	33.3
	$ (16.9)	$ 19.0	$ (54.9)	$ 33.3

Aği Daği

On April 20, 2021, Alamos Gold Inc. ("Alamos") announced its filing of an investment treaty claim against Türkiye for failing to grant routine renewals of key licenses and permits for its Kirazlı gold mine. Though Franco-Nevada does not have a royalty on the Kirazlı mine, cessation of development activities at Kirazlı are expected to negatively impact the advancement of the Aği Daği project. As such, Franco-Nevada considered this event an indicator of impairment and wrote-off the entire carrying value of its Aği Daği royalty of $7.5 million as of June 30, 2021.

Sudbury (McCreedy West)

In early 2021, KGHM International Ltd. ("KGHM"), approved an extension of mining operations at the McCreedy West mine in the Sudbury basin of Ontario. The Company had recorded an impairment charge of $107.9 million in relation to its McCreedy West stream interest as a result of a significant reduction in mining activities in 2013. The Company assessed that the extension of the life of mine in 2021 represented an indication that the previously recorded impairment loss may no longer exist or may have decreased. The Company carried out an asset impairment reversal analysis and estimated that the recoverable amount, based on the FVLCD, was $32.7 million as of March 31, 2021. However, no impairment reversal was recorded as the carrying value that would have been determined without the previously recorded impairment loss, net of depletion, was nil.

Note 9 – Other Assets

Other assets comprised the following:

	At December 31,	
	2022	2021
Deposits related to Canada Revenue Agency ("CRA") audits	$ **40.9**	$ 15.6
Energy well equipment, net	**5.6**	5.4
Right-of-use assets, net	**0.9**	1.5
Debt issue costs	**1.5**	1.2
Furniture and fixtures, net	**0.2**	0.2
	$ **49.1**	$ 23.9

Deposits related to CRA audits represent security paid in cash by the Company in connection with an audit by the CRA of its 2016-2017 taxation years, as referenced in Note 24.

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	
	2022	2021
Accounts payable	$ **7.0**	$ 8.5
Accrued liabilities	**36.1**	25.1
	$ **43.1**	$ 33.6

Note 11 – Debt

Changes in obligations related to the Company's credit facilities were as follows:

	Corporate revolver
Size of facility	$ 1,000.0
Balance at January 1, 2021	$ –
Drawdowns	150.0
Repayment	(150.0)
Balance at December 31, 2021	$ –
Balance at January 1, 2022	$ –
Drawdowns	–
Repayment	–
Balance at December 31, 2022	$ –

(a) Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the "Corporate Revolver"). On August 15, 2022, the Company renewed its Corporate Revolver, extending the facility's maturity date from July 9, 2025 to August 15, 2027.

On April 12, 2021, the Company drew down $150.0 million to finance the acquisition of the Vale Royalty Debentures, as referenced in Note 4 (m). The amounts borrowed were fully repaid as of June 30, 2021.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

- Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce ("CIBC") base rate, plus between 0.00% and 1.05% per annum depending upon the Company's leverage ratio; or

- Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.30% per annum, depending on the Company's leverage ratio.

Canadian dollars

- Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company's leverage ratio; or

- Bankers' acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company's leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company's subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company's leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

The Company has three standby letters of credit in the amount of $18.8 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the Canada Revenue Agency ("CRA") of its 2012–2017 taxation years, as referenced in Note 24.

(b) FNBC Revolver

The Company's subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC"), had a $100.0 million unsecured revolving term credit facility (the "FNBC Revolver"). The FNBC Revolver had a maturity date of March 20, 2022. The Company did not renew the FNBC Revolver.

Note 12 – Revenue

Revenue classified by commodity, geography and type comprised the following:

		For the year ended December 31,	
		2022	2021
Commodity			
Gold[1]	$	**723.1**	$ 750.6
Silver		**139.9**	172.7
Platinum group metals[1]		**56.7**	72.4
Iron ore[2]		**55.5**	89.6
Other mining assets		**6.9**	5.2
Mining	$	**982.1**	$ 1,090.5
Oil	$	**156.0**	$ 108.1
Gas		**150.9**	79.8
Natural gas liquids		**26.7**	21.6
Energy	$	**333.6**	$ 209.5
	$	**1,315.7**	$ 1,300.0
Geography			
South America	$	**361.8**	$ 410.3
Central America & Mexico		**298.0**	318.9
United States		**327.5**	270.3
Canada[1][2]		**205.9**	186.9
Rest of World		**122.5**	113.6
	$	**1,315.7**	$ 1,300.0
Type			
Revenue-based royalties	$	**496.0**	$ 425.6
Streams[1]		**690.0**	748.5
Profit-based royalties		**87.1**	76.0
Other[2]		**42.6**	49.9
	$	**1,315.7**	$ 1,300.0

1. For the year ended December 31, 2022, revenue includes a loss of $0.4 million and gain of $1.1 million of provisional pricing adjustments for gold and platinum-group metals, respectively (2021 – loss of $0.4 million and gain of $0.1 million, respectively).
2. For the year ended December 31, 2022, revenue includes dividend income of $14.8 million from the Company's equity investment in LIORC (2021 – $30.2 million).

Note 13 – Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

		2022	2021
Costs of stream sales	$	**158.2**	$ 164.2
Mineral production taxes		**2.1**	2.4
Mining costs of sales	$	**160.3**	$ 166.6
Energy costs of sales		**16.6**	11.7
	$	**176.9**	$ 178.3

Note 14 – Share-Based Compensation Expense

Share-based compensation expenses comprised the following:

		2022	2021
Stock options and restricted share units	$	**8.2**	$ 8.0
Deferred share units		**1.9**	3.2
	$	**10.1**	$ 11.2

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units ("RSUs"), the expense of deferred share units ("DSUs") granted to the directors of the Company in the year, as well as the mark-to-market of the value of the DSUs.

Note 15 – Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

		2022	2021
Short-term benefits[1]	$	**4.1**	$ 4.3
Share-based payments[2]		**8.5**	9.2
	$	**12.6**	$ 13.5

1. Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2. Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the year.

Note 16 – Finance Income and Expenses

Finance income and expenses for the periods ended December 31, 2022 and 2021 were as follows:

		2022	2021
Finance income			
Interest	$	**12.6**	$ 3.7
	$	**12.6**	$ 3.7
Finance expenses			
Standby charges	$	**2.2**	$ 2.2
Amortization of debt issue costs		**0.9**	1.1
Interest		**–**	0.2
Accretion of lease liabilities		**0.1**	0.1
	$	**3.2**	$ 3.6

Note 17 – Income Taxes

Income tax expense for the years ended December 31, 2022 and 2021 was as follows:

		2022		2021
Current income tax expense				
Expense for the year	$	**99.8**	$	86.0
Adjustments in respect of prior years		**(4.1)**		1.0
Current income tax expense	$	**95.7**	$	87.0
Deferred income tax expense				
Origination and reversal of temporary differences	$	**34.9**	$	54.5
Impact of changes in tax rates		**1.2**		(1.1)
Change in unrecognized deductible temporary differences		**–**		(12.9)
Adjustments in respect of prior years		**1.6**		(2.4)
Other		**(0.3)**		(1.0)
Deferred income tax expense		**37.4**		37.1
Income tax expense	$	**133.1**	$	124.1

A reconciliation of the product of net income before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2022 and 2021, is as follows:

		2022		2021
Net income before income taxes	$	**833.7**	$	857.8
Statutory tax rate		**26.5 %**		26.5 %
Tax expense at statutory rate	$	**220.9**	$	227.3
Reconciling items				
Change in unrecognized deductible temporary differences	$	**–**	$	(12.9)
Income not taxable		**(2.6)**		(6.7)
Differences in foreign statutory tax rates		**(85.1)**		(83.6)
Differences due to changing future tax rates		**1.2**		(1.1)
Foreign withholding taxes		**0.9**		2.9
Adjustments in respect of prior years		**(2.5)**		(1.4)
Other		**0.3**		(0.4)
Income tax expense	$	**133.1**	$	124.1

Income tax recovery (expense) recognized in other comprehensive income is as follows:

		2022					2021			
		Loss before tax		Tax recovery		Loss after tax		Income before tax		Tax expense		Income after tax
(Loss) gain on changes in the fair value of equity investments at FVTOCI	$	(42.3)	$	5.6	$	(36.7)	$	26.1	$	(3.5)	$	22.6
Currency translation adjustment		(92.0)		–		(92.0)		(4.0)		–		(4.0)
Other comprehensive (loss) income	$	(134.3)	$	5.6	$	(128.7)	$	22.1	$	(3.5)	$	18.6
Income tax recovery (expense) in other comprehensive income			$	5.6					$	(3.5)		

The significant components of deferred income tax assets and liabilities as at December 31, 2022 and 2021 are as follows:

		2022		2021
Deferred income tax assets				
Deductible temporary differences relating to				
Royalty, stream and working interests	$	**34.1**	$	44.0
Non-capital loss carry-forwards		**6.6**		6.2
Other		**(0.8)**		(0.8)
	$	**39.9**	$	49.4
Deferred income tax liabilities				
Taxable temporary differences relating to				
Share issue and debt issue costs	$	**(0.3)**	$	(0.6)
Royalty, stream and working interests		**156.4**		133.1
Non-capital loss carry-forwards		**(2.6)**		(3.6)
Investments		**7.5**		13.7
Other		**(8.0)**		(7.2)
	$	**153.0**	$	135.4
Deferred income tax liabilities, net	$	**113.1**	$	86.0

The movement in net deferred tax liabilities during the years ended December 31, 2022 and 2021 is as follows:

		2022		2021
Balance, beginning of year	$	**86.0**	$	46.4
Recognized in net income		**37.4**		37.1
Recognized in other comprehensive income		**(5.6)**		3.5
Recognized in equity		**–**		(0.4)
Other		**(4.7)**		(0.6)
Balance, end of year	$	**113.1**	$	86.0

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2022 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$ 26.7	2030-2038
Chile	Non-Capital Losses	8.0	No expiry
		$ 34.7	

Unrecognized Deferred Tax Assets and Liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2022 is $624.7 million (December 31, 2021 – $431.6 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2017 taxation years, as referenced in Note 24.

Note 18 – Shareholders' Equity

(a) Share Capital

The Company's authorized capital stock includes an unlimited number of common shares (191,892,691 common shares issued and outstanding as at December 31, 2022) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the years ended December 31, 2022 and 2021 were as follows:

	Number of shares		Amount
Balance at January 1, 2021	190,956,476	$	5,580.1
Exercise of stock options	5,614		0.5
Vesting of restricted share units	58,457		6.1
Dividend reinvestment plan	313,845		41.8
Balance at December 31, 2021	191,334,392	$	5,628.5
Balance at January 1, 2022	191,334,392	$	5,628.5
Exercise of stock options	148,295		12.2
Vesting of restricted share units	49,919		6.4
Dividend reinvestment plan	360,085		48.2
Balance at December 31, 2022	**191,892,691**	$	**5,695.3**

(b) At-the-Market Equity Program

On May 11, 2020, the Company established an at-the-market equity program (the "ATM Program") permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise traded. The volume and timing of distributions under the ATM Program were determined at the Company's sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program expired on May 28, 2022.

In 2022 and 2021, the Company did not issue any common shares under its ATM program.

(c) Dividends

In 2022, the Company declared dividends of $1.28 per common share (2021 - $1.16 per common share).

Dividends paid in cash and through the Company's Dividend Reinvestment Plan ("DRIP") were as follows:

		2022		2021
Cash dividends	$	**197.6**	$	179.6
DRIP dividends		**48.2**		41.8
	$	**245.8**	$	221.4

(d) Stock-Based Payments

On March 7, 2018, the Company's Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the "Plan"). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company granted during the years ended December 31, 2022 and 2021 were as follows:

	Number		Weighted average exercise price
Stock options outstanding, at January 1, 2021	745,962	C$	90.08
Granted	81,698	C$	168.43
Exercised	(5,614)	C$	87.60
Forfeited	–	C$	–
Stock options outstanding, at December 31, 2021	**822,046**	**C$**	**97.88**
Stock options outstanding, at January 1, 2022	822,046	C$	97.88
Granted	67,604	C$	183.61
Exercised	(148,295)	C$	82.81
Forfeited	(16,702)	C$	168.43
Stock options outstanding, at December 31, 2022	**724,653**	**C$**	**107.34**
Exercisable stock options, at December 31, 2021	664,589	C$	83.03
Exercisable stock options, at December 31, 2022	**584,522**	**C$**	**90.84**

Options granted in 2022 and 2021 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2022 was $2.5 million (2021 – $2.5 million), based on a weighted average fair value of C$47.35 per stock option (2021 - C$37.96 per stock option) based on the following assumptions:

	2022	2021
Risk-free interest rate	2.93 %	1.21 %
Expected dividend yield	0.92 %	0.91 %
Expected price volatility of the Company's common shares	30.0 %	29.1 %
Expected life of the option	4 years	4 years
Forfeiture rate	0 %	0 %

In the year ended December 31, 2022, an expense of $1.8 million (2021 - $2.1 million) related to stock options has been included in the consolidated statement of income and other comprehensive income, and $0.1 million (2021 - $0.1 million) was capitalized to royalty, stream and working interests. As at December 31, 2022, there was $3.1 million (2021 – $3.3 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.7 years (2021 – 2.5 years).

Options to purchase common shares outstanding at December 31, 2022, exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	40.87	28,056	28,056	0.94
C$	46.17	37,500	37,500	0.63
C$	58.67	20,000	20,000	2.64
C$	59.52	31,795	31,795	1.95
C$	65.76	55,353	55,353	2.95
C$	75.45	119,574	119,574	3.95
C$	88.76	45,082	45,082	5.64
C$	94.57	59,221	59,221	5.95
C$	100.10	56,470	56,470	4.94
C$	129.32	77,408	77,408	6.95
C$	168.43	64,996	13,000	8.94
C$	168.72	7,968	–	9.64
C$	171.33	61,594	41,063	7.95
C$	178.01	8,030	–	9.38
C$	181.57	29,470	–	9.37
C$	185.70	2,299	–	9.88
C$	194.65	19,837	–	9.95
		724,653	584,522	5.44

(e) Restricted Share Units

Changes in the number of RSUs outstanding during the years ended December 31, 2022 and 2021 were as follows:

	Performance-based RSUs	Time-based RSUs	Total RSUs
Balance at January 1, 2021	66,996	35,712	102,708
Granted	38,803	15,840	54,643
Settled	(39,005)	(19,452)	(58,457)
Balance at December 31, 2021	66,794	32,100	98,894
Balance at January 1, 2022	66,794	32,100	98,894
Granted	37,486	15,643	53,129
Settled	(33,229)	(16,690)	(49,919)
Balance at December 31, 2022	**71,051**	**31,053**	**102,104**

The fair value of the RSUs granted in 2022 was $7.9 million (2021 - $7.2 million). Included in the Company's stock-based compensation expense is an amount of $6.4 million (2021 – $6.3 million) relating to RSUs. In addition, $0.2 million related to the RSUs was capitalized to royalty, stream and working interests (2021 – $0.2 million). As at December 31, 2022, there is $9.4 million (2021 – $8.7 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 2.2 years (2021 – 2.2 years).

(f) Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance at beginning of year	107,635	119,025
Granted	14,703	15,416
Settled	(12,210)	(26,806)
Balance at end of year	110,128	107,635

The value of the DSU liability as at December 31, 2022 was $15.0 million (2021 - $14.9 million) and is included in accounts payable and accrued liabilities on the statement of financial position.

(g) Outstanding Stock Options and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the stock options and RSUs at December 31, 2022 and 2021 were exercised:

	2022	2021
Common shares outstanding	191,892,691	191,334,392
Stock options	724,653	822,046
Restricted Share Units	102,104	98,894
	192,719,448	192,255,332

Note 19 – Earnings per Share ("EPS")

	Net income	2022 Shares (in millions)	Per Share Amount	Net income	2021 Shares (in millions)	Per Share Amount
Basic earnings per share	$ 700.6	191.5	$ 3.66	$ 733.7	191.1	$ 3.84
Effect of dilutive securities	–	0.4	(0.01)	–	0.4	(0.01)
Diluted earnings per share	$ 700.6	191.9	$ 3.65	$ 733.7	191.5	$ 3.83

For the year ended December 31, 2022, a weighted average of 134,488 stock options and 2,295 RSUs (2021 –4,700 stock options and nil RSUs) were excluded in the computation of diluted EPS due to being anti-dilutive.

Note 20 – Segment Reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company's reportable segments for purposes of assessing performance are presented as follows:

	2022 Mining	Energy	Total	2021 Mining	Energy	Total
Revenue	$ 982.1	$ 333.6	$ 1,315.7	$ 1,090.5	$ 209.5	$ 1,300.0
Expenses						
Costs of sales	$ 160.3	$ 16.6	$ 176.9	$ 166.6	$ 11.7	$ 178.3
Depletion and depreciation	217.6	68.0	285.6	239.5	57.9	297.4
Segment gross profit	$ 604.2	$ 249.0	$ 853.2	$ 684.4	$ 139.9	$ 824.3

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	2022	2021
Total segment gross profit	$ 853.2	$ 824.3
Other operating expenses (income)		
General and administrative expenses	$ 22.5	$ 19.6
Share-based compensation expense	10.1	11.2
Impairment reversals	–	(68.0)
Gain on sale of gold bullion	(0.7)	(1.4)
Depreciation	0.6	2.2
Foreign exchange (gain) loss and other (income) expenses	(3.6)	3.0
Income before finance items and income taxes	$ 824.3	$ 857.7
Finance items		
Finance income	$ 12.6	$ 3.7
Finance expenses	(3.2)	(3.6)
Net income before income taxes	$ 833.7	$ 857.8

Revenues earned during the years ended December 31, 2022 and 2021 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest:

	2022	2021
Latin America		
Peru	$ 186.0	$ 228.2
Chile	128.8	116.5
Panama	223.3	235.0
Brazil	40.7	59.4
Other	81.0	90.1
United States	327.5	270.3
Canada	205.9	186.9
Rest of World	122.5	113.6
	$ 1,315.7	$ 1,300.0

For the year ended December 31, 2022, two interests generated 17% and 10%, respectively, of the Company's revenue, totaling $349.1 million. Comparatively, for the year ended December 31, 2021, one interest generated revenue of 18%, totaling $235.0 million of revenue.

Royalty, stream and working interests as at December 31, 2022 and 2021 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2022	2021
Latin America		
Panama	$ 1,219.7	$ 1,268.0
Peru	769.6	844.2
Brazil	476.1	519.2
Chile	469.0	460.1
Other	138.8	150.4
United States	1,143.3	1,188.3
Canada	542.6	515.8
Rest of World	168.4	203.3
	$ 4,927.5	$ 5,149.3

Investments of $227.2 million (2021 – Investments and a loan receivable of $275.6 million) are held in Canada. Energy well equipment, included in other non-current assets, of $5.6 million (2021 - $5.4 million) is located in Canada.

Note 21 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

- Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2022.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at December 31, 2022	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Receivables from provisional concentrate sales	$	–	$	9.3	$	–	$ 9.3
Equity investments		220.8		–		3.8	224.6
Warrants		–		2.6		–	2.6
	$	220.8	$	11.9	$	3.8	$ 236.5

As at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Receivables from provisional concentrate sales	$	–	$	4.8	$	–	$ 4.8
Equity investments		231.0		–		4.1	235.1
Warrants		–		0.8		–	0.8
	$	231.0	$	5.6	$	4.1	$ 240.7

The valuation techniques that are used to measure fair value are as follows:

(a) Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b) Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

The fair values of the Company's remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis

As at December 31, 2021	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value	
Weyburn	$	–	$	–	$	218.0	$	218.0
	$	–	$	–	$	218.0	$	218.0

The fair values of royalty, stream, and working interests are determined primarily using an income approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 22 – Financial Risk Management

The Company's financial instruments are comprised of financial assets and liabilities. The Company's principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company's principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company's executive management oversees the management of financial risks. The Company's executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The Company's overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a) Market Risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company's financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company's royalties, working interests and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company's entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2022, the U.S. dollar strengthened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment loss of $92.0 million (2021 – loss of $4.0 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company's interest rate exposure arises mainly from the interest receipts on cash and cash equivalents. The Company may also be exposed to interest rate risk when it has borrowed amounts under its revolving credit facilities.

The following table shows the approximate interest rate sensitivities of the Company's financial assets and liabilities as at December 31, 2022 and 2021:

	Effect on net income				Effect on equity			
	2022		2021		**2022**		2021	
0.5% increase	$	**4.6**	$	2.0	$	**4.6**	$	2.0
0.5% decrease		**(0.8)**		(0.4)		**(0.8)**		(0.4)

(b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2022, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2022, the Company held $1,196.5 million in either cash, cash equivalents or highly-liquid investments (2021 – $539.3 million). All of the Company's financial liabilities are due within one year. The Company's near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 23 (a), dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company has various capital commitments as described in Note 23 (b).

(d) Capital Risk Management

The Company's primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company's resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company's management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company's approach to capital management during the year ended December 31, 2022 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2022.

As at December 31, 2022, the Company has cash and cash equivalents totaling $1,196.5 million (2021 – $539.3 million), a loan receivable of nil (2021 - $39.7 million) and investments totaling $227.2 million (2021 – $235.9 million) of which $220.8 million (2021 – $231.0 million) are held in publicly traded securities. The Company also has approximately $1.0 billion (2021 – $1.1 billion) available under its unsecured revolving term credit facilities. All of these sources of capital are available to the Company to meet its near-term cash requirements and capital commitments.

Note 23 – Commitments

(a) Commodity Purchase Commitments

The following table summarizes the Company's commitments pursuant to the associated precious metals agreements:

Interest	Attributable payable production to be purchased			Per ounce cash payment[1],[2]			Term of agreement[3]	Date of contract
	Gold	Silver	PGM	Gold	Silver	PGM		
Antamina	– %	22.5 %[4]	– %	n/a	5 %[5]	n/a	40 years	7-Oct-15
Antapaccay	– %[6]	– %[7]	– %	20 %[8]	20 %[9]	n/a	40 years	10-Feb-16
Candelaria	68 %[10]	68 %[10]	– %	$ 400	$ 4.00	n/a	40 years	6-Oct-14
Cobre Panama Fixed Payment Stream	– %[11]	– %[12]	– %	$ 418[13]	$ 6.27[14]	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	– %[15]	– %[16]	– %	20 %[17]	20 %[18]	n/a	40 years	19-Jan-18
Condestable	– %[19]	– %[20]	– %	20 %[21]	20 %[22]	n/a	40 years	8-Mar-21
Guadalupe-Palmarejo	50 %	– %	– %	$ 800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 %[23]	– %	– %	20 %[24]	n/a	n/a	40 years	11-Aug-14
Sabodala	– %[25]	– %	– %	20 %[26]	n/a	n/a	40 years	25-Sep-20
MWS	25 %	– %	– %	$ 400	n/a	n/a	40 years[27]	2-Mar-12
Sudbury[28]	50 %	– %	50 %	$ 400	n/a	$ 400	40 years	15-Jul-08
Tocantinzinho	12.5 %[29]	– %	– %	20 %[30]	n/a	n/a	40 years	18-Jul-22
Cooke 4	7.0 %	– %	– %	$ 400	n/a	n/a	40 years	5-Nov-09

1   Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.

2   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3   Subject to successive extensions.

4   Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.

5   Purchase price is 5% of the average silver price at the time of delivery.

6   Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7   Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8   Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.

9   Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

11 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

13 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

14 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

17 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.

18 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.

19 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.

20 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.

21 Purchase price is 20% of the spot price of gold at the time of delivery.

22 Purchase price is 20% of the spot price of silver at the time of delivery.

23 Gold deliveries were fixed until February 28, 2021. Percentage is now 4.875% of gold production.

24 Purchase price is 20% of the average gold price at the time of delivery.

25 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

26 Purchase price is 20% of prevailing market price at the time of delivery.

27 Agreement is capped at 312,500 ounces of gold.

28 The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

29 Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.

30 Purchase price is 20% of the spot price of gold at the time of delivery.

(b) Capital Commitments

The Company is committed to funding its acquisition of the Stream and its obligations under the Term Loan in relation to the Tocantinzinho project as described in Note 4 (g), and its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 4 (j).

The Company also has commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to its Rosemont/Copper World royalty as described in Note 4 (l), (ii) $8.0 million in relation to its Rio Baker (Salares Norte) royalty, and (iii) $1.1 million (C$1.5 million) in relation to its Eskay Creek royalty as described in Note 4 (c). Subsequent to year-end, the Company also committed to a contingent payment of $1.3 million in relation to its Rebecca royalty, as described in Note 4 (a).

Note 24 – Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

Subsequent to year-end, on March 6, 2023, the CRA expanded its audit up to the 2019 taxation year. The Company has not received any proposal or Notices of Reassessment in connection with this.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments (as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016, 2017	For 2014-2017: Tax: $14.6 (C$19.9) Interest and other penalties: $4.6 (C$6.2) If CRA were to reassess the 2018-2022 taxation years on the same basis: Tax: $44.2 (C$59.9) Interest and other penalties: $4.7 (C$6.3)
Transfer Pricing (Mexico)	Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company's Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.	2013, 2014, 2015, 2016	For 2013-2016: Tax: $22.1 (C$29.9) Transfer pricing penalties: $7.7 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review Interest and other penalties: $11.1 (C$15.1) The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty. The Company's Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.
Transfer Pricing (Barbados)	Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company's Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.	2014, 2015, 2016, 2017	For 2014-2017: Tax: $34.4 (C$46.5) Transfer pricing penalties: $1.8 (C$2.5) for 2014-2015; $11.1 (C$15.1) for 2016-2017 under review Interest and other penalties: $11.4 (C$15.5) If CRA were to reassess the 2018-2022 taxation years on the same basis: Tax: $216.8 (C$293.7) Transfer pricing penalties: $81.8 (C$110.9) Interest and other penalties: $23.1 (C$31.3)
FAPI (Barbados)	The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company's Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.	2012, 2013	For 2012-2013: Tax: $5.7 (C$7.7) Interest and other penalties: $2.8 (C$3.7) Based on CRA's proposal letter, no reassessments for this issue for years after 2013 are expected.

(a) Canadian Domestic Tax Matters (2014-2017)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the "2014 and 2015 Domestic Reassessments") in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA's position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA's position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.0 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2022) and other penalties of $0.2 million (C$0.3 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 9, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the "2016 Domestic Reassessment") on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.4 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.3 million (C$3.1 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9.

On April 1, 2022, the Company received a Notice of Reassessment for the 2017 taxation year (the "2017 Domestic Reassessment" and, collectively with the 2016 Domestic Reassessment and the 2014 and 2015 Domestic Reassessments, the "Domestic Reassessments") on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $6.2 million (C$8.5 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2022) and applicable penalties of $2.1 million (C$2.8 million). The Company has filed a formal Notice of Objection with the CRA against the 2017 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2018 through 2022 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $44.2 million (C$59.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $4.7 million (C$6.3 million).

(b) Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the "2013 Reassessment") and for the 2014 and 2015 taxation years (the "2014 and 2015 Reassessments", collectively with the 2013 Reassessment, the "2013-2015 Reassessments") in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the *Income Tax Act* (Canada) (the "Act") and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $18.7 million (C$25.3 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $10.0 million (C$13.6 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a).

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.7 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the "2016 Reassessment") on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.4 million (C$4.6 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $1.1 million (C$1.5 million) but before any relief under the Canada-Mexico tax treaty. The Company's Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9.

For taxation years 2013 through 2016, the Company's Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(c) Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.0 million (C$6.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.5 million (C$3.4 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a).

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.8 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the "2017 Reassessment", collectively with the 2016 Reassessment, the "2016 and 2017 Reassessments") that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $29.4 million (C$39.8 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $8.9 million (C$12.1 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.1 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9.

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $216.8 million (C$293.7 million), transfer pricing penalties of approximately $81.8 million (C$110.9 million) plus interest (calculated to December 31, 2022) and other penalties of approximately $23.1 million (C$31.3 million).

(d) Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the "FAPI Reassessments" and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the "Reassessments") in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income ("FAPI"). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $5.7 million (C$7.7 million) plus estimated interest (calculated to December 31, 2022) and other penalties of $2.8 million (C$3.7 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 25 – Subsequent Events

(a) Acquisitions and Other Transactions

On February 22, 2023, the Company acquired a portfolio of gold royalties from Trident for proceeds of $15.6 million, as detailed in Note 4(a).

On February 22, 2023, Marathon exercised its option to buy back 0.5% of the 2.0% NSR covering the Valentine Gold project, as detailed in Note 4(b).

(b) Canada Revenue Agency Audits

Subsequent to year-end, on March 6, 2023, the CRA expanded its audit up to the 2019 taxation year, as detailed in Note 24.

Corporate Information

Executive Management

Paul Brink
President & CEO

Sandip Rana
Chief Financial Officer

Lloyd Hong
Chief Legal Officer and
Corporate Secretary

Eaun Gray
Senior Vice President,
Business Development

Jason O'Connell
Senior Vice President,
Diversified

Directors

David Harquail
Chair of the Board

Paul Brink
President & CEO

Tom Albanese

Derek Evans

Dr. Catharine Farrow

Louis Gignac

Maureen Jensen

Jennifer Maki

Randall Oliphant

Jacques Perron

Elliott Pew

Chair Emeritus
Pierre Lassonde

Honourary Director
Hon. David R. Peterson

Head Office

199 Bay Street, Suite 2000
P.O. Box 285
Commerce Court Postal Station
Toronto, Canada M5L 1G9
Tel: (416) 306-6300

Barbados Office

Ground Floor, Balmoral Hall,
Balmoral Gap,
Hastings, Christ Church
Barbados, BB14034
Tel: (246) 434-8200

U.S. Office

1745 Shea Center Drive, Suite 400
Highlands Ranch
Colorado, USA 80129
Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41
West Perth, WA 6005, Australia
Tel: 61-8-6263-4425

Listings of Common Shares

Toronto Stock Exchange: FNV
New York Stock Exchange: FNV

Share Capital
As at March 15, 2023

Common shares Outstanding	191,892,691
Reserved for: Options & other	820,822
Fully diluted:	192,713,513

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent

Computershare
Investor Services Inc.

100 University Avenue, 8th Floor
Toronto, Canada M5J 2Y1
Toll Free: (800) 564-6253
Tel: (514) 982-7555
service@computershare.com

Investor Information

info@franco-nevada.com
www.franco-nevada.com
Tel: (416) 306-6323
Toll Free: (877) 401-3833



WORLD
GOLD
COUNCIL
MEMBER



Franco ★ Nevada
The GOLD Investment that WORKS

franco-nevada.com
TSX/NYSE: FNV